Exhibit 99.1

ANNOUNCEMENT TO THE MARKET

Institutional Presentation – 4th quarter of 2017

Itaú Unibanco discloses to the market participants and regulators its institutional presentation, attached herein, containing results and information of the 4th quarter of 2017, as well as prior period information and comparative information.

The document will be used in meetings with the market and will also be available on the Company’s investor relations website (www.itau.com.br/investor.relations).

The information and forecasts presented involve risks, uncertainties and assumptions that may be beyond our control.

The public release of this information provides the market with democratic and equitable access, underscoring our commitment to the transparency of our announcements.

São Paulo, February 5, 2018.

Alexsandro Broedel Lopes

Group Executive Finance Director and Investor Relations Officer

4Q17 Institutional Information Itaú Unibanco Holding S.A.

4Q17 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.

Disclaimer Corpbanca Pro Forma Information The merger between Itaú Chile and CorpBanca was concluded on April, 1st 2016. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation. The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile. As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company. Consolidation of Citibank The consolidation of Citibank began on October 31, 2017, with impact on our net income in November and December 2017. For comparison purposes, we deconsolidated the effects from Citibank’s retail operations in Brazil (Citibank) and we recorded its results in a specific line in our income statement. Therefore, the information presented in this presentation does not include Citibank’s balances and results, except where otherwise indicated. page 3

Agenda 1. Our Profile 2. Corporate Governance 3. Business Overview 4. Financial Highlights 5. Information Technology 6. Itaú Unibanco in Capital Markets 7. Sustainability As of February 05, 2018

1 Our Profile

Itaú Unibanco at a Glance Leading position in Brazil US$83.3 billion market cap (1) 96,435 employees in Brazil and abroad 4,910 branches and CSBs in Brazil and abroad 46,965 ATMs in Brazil and abroad Brazilian multinational bank Major provider of finance for the expansion of Brazilian companies In 2017 Itaú Unibanco was elected the The Best Company in People Management (by “Valor Carreira” magazine) and also recognized as a pro-ethics company (Pró-Ética), an initiative between the Office of the Comptroller General(2) with the private sector, which encourages the voluntary adoption of integrity measures and corruption prevention in the business sector, being the only financial institution among the companies approved. Global Footprint of Brazil’s Top Private Sector Bank | as of December 31, 2017 (1) As of December 31 2017. Source: Economatica. (2) Controladoria-Geral da União (CGU). Financial Highlights and Ratios As of and for the quarter ended December 2017 Highlights Total Assets (*) BRL 1,504 Bln Total Loans (1) BRL 557.7 Bln Stockholders’ Equity BRL 126.9 Bln Recurring Net Income 2017 (2) (*) BRL 24.9 Bln Recurring Net Income 4Q17 (3) (*) BRL 6.3 Bln Long Term Foreign Currency Moody´s: Ba3 (Itaú Unibanco Holding) Fitch: BB+ S&P: BB- Financial Ratios Recurring ROE 2017 (4) (*) 21.8% Recurring ROE 4Q17 (5) (*) 21.9% Efficiency Ratio 2017 (6) 46.3% Efficiency Ratio 4Q17 (6) 48.6% Liquidity Coverage Ratio 190% Common Equity Tier I 16.2% (*) Includes the consolidation of Citibank in the 4Q17. (1) Includes financial guarantees provided. (2) Represents Net Income adjusted for certain non recurring events described in the 4Q17 MD&A – Executive Summary. (3) Represents Net Income adjusted for certain non recurring events described in the 4Q17 MD&A – Executive Summary. (4) Calculated using Recurring Net Income / Average Equity. For annualized calculation method, please refer to Historical Series Spreadsheet. (5) Calculated using Recurring Net Income / Average Equity. For annualized calculation method, please refer to the 4Q17 MD&A – Executive Summary. (6) See “Efficiency Ratio” slides in this presentation for criteria. Itaú Unibanco Holding S.A. page 6

Our Vision Vision: To be the leading bank in sustainable performance and customer satisfaction • Implement a customer satisfaction-oriented culture, that is business-driven, through a simplified operational structure • Maximize shareholder returns, aiming at firm-wide growth • We aspire to be the preferred bank for top talents at every level • Attract and retain committed professionals with high ethical standards and strong organizational pride • Shared leadership, conquered through talent and commitment to excellence, focused on meritocracy • Create an atmosphere that inspires creativity, entrepreneurialism and the exchange of ideas • Pursue a cutting-edge technology, striving to best serve our client needs, ultimately creating value • Uphold the highest ethical standards in the relationship with clients, employees, regulators, society and the markets Itaú Unibanco Holding S.A. page 7

Our Way 1. It’s only good for us if it’s good for the client We are people providing service to people, with passion and excellence. We work with the client and for the client – because they are the main reason behind why we do what we do. 2. We’re passionate about performance Generating sustainable results is in our DNA. The continuous challenge of seeking leadership in performance has brought us to where we are – and will continue guiding our company towards our objectives. 3. People mean everything to us Everything we do is carried out by people. Talented people who enjoy working in a collaborative atmosphere, based on meritocracy and high performance. 4. The best argument is the one that matters We encourage a challenging work environment, which is open to questioning and constructive discussion. For us, the hierarchy which counts is the hierarchy of the best idea. 5. Simple. Always 6. We think and act like owners We always think like business owners, leading by example and putting collective objectives before personal ambition. 7. Ethics are non-negotiable We believe that simplicity is the best path to efficiency. That’s why we strive not to mistake depth for complexity, and simplicity for simplism. We do what is right, without using shortcuts or devious ways to do business. We exercise leadership in a transparent and responsible way, fully committed to society and the best governance and management practices. Itaú Unibanco Holding S.A. page 8

Medium and Long-Term Strategic Agenda CORPORATE GOVERNANCE AND SUSTAINABILITY PERMEATE ALL EFFORTS ON KEY STRATEGIC OBJECTIVES Commitment to permanently improve corporate governance plays a vital role in protecting stakeholders’ interests. We incorporate sustainability into our strategy through a consolidated governance structure that is integrated with our business, thus making environmental and social issues part of our everyday activities, by incorporating variables on these issues into diverse processes, such as credit granting, investments, insurance activities, contracting of suppliers, and wealth management. We aim at creating a virtuous cycle on the path towards sustainable performance, which can only be met by collaborative work involving our main stakeholders: employees; clients; shareholders and society. TRANSFORMATION CONTINUOUS IMPROVEMENT Client Centricity Risk Management to embrace this concept to the fullest in order to always develop products and a “service culture” focused on client satisfaction and long-term relationships. to endeavor our efforts to fully comply with the Risk Appetite guidelines. Managing risks is the essence of our activity and a responsibility of all employees. Digitalization to speed up our digital transformation process to increase the productivity of IT area and spread a digital mindset throughout the bank to improve efficiency, user experience and client satisfaction. People Management to improve our incentive model and evaluation tools to contemplate the new dynamics of cooperative work, making them effective to fairly assess individual deliveries within cross-functional teams. Internationalization moving forward in the internationalization process does not necessarily mean to take activities to new countries, but to reach, in the countries we are present in, the same management quality and results we have in Brazil. Sustainable Profitability to continuously increase the efficiency of our operations, having the ability to identify opportunities to reduce costs, managing investments to gain agility, in addition to efficiently managing capital allocation through adequate cost of equity. Itaú Unibanco Holding S.A. page 9

Itaú Unibanco Global Footprint Itaú Unibanco has an important presence in key financial centers supported by a unique recognition and reputation. We want to be recognized as: The Latin American Bank CIB NY, Cayman, Bahamas Institutional Clients / Asset NY, Cayman Private Banking Cayman, Bahamas, Miami CIB / Institutional Clients Mexico CIB Brazil, Argentina, Chile, Peru, Colombia, Uruguay, Paraguay, Panama Institutional Clients / Asset Brazil, Argentina, Chile, Uruguay Private Banking Brazil, Chile, Paraguay Retail Banking Brazil, Argentina, Chile, Paraguay, Uruguay, Colombia, Panama CIB London, Lisbon, Madrid, Paris, Frankfurt Institutional Clients / Asset London Private Banking Zurich CIB / Institutional Clients / Asset Tokyo, Dubai Itaú Unibanco Holding S.A. page 10

A History of Successful Strategic Deals 1 Casa Moreira Salles Merger 2008 Unibanco Uruguay Retail – Brazil Acquisition of the Acquisition of the remaining 50% of: minority interest of: Banco Itaú BMG Consignado Acquisition of the minority interest of: 2 1924 1944 1995 - 1998 2000 - 2003 2004 - 2007 Itaú Alliance with: Foundation of Banco Itaú BEG Banco del Buen Ayre (1) Includes mergers, acquisitions, joint-ventures and partnerships. (2) Pending Regulators approval. Itaú Unibanco Holding S.A. page 11

2 Corporate Governance

Corporate Governance at Itaú Unibanco Strengths of our structure • Family ownership ensuring a long-term view • Professional management team • Strong corporate governance • Broad shareholder base (52.67% of our shares in free float) Egydio de Souza Free Float* Moreira Salles Family Non Voting Shares Aranha Family Free Float 100,00% Total Brazilian Foreigners investors in B3 in NYSE 36.74% ON 63.26% ON Cia. E. Johnston de 33% 28% 83.06% PN 16.94% PN Participações 3.1 bn 65.56% Total 34.44% Total (number of 50.00% ON shares) 39% 33.47% Total Foreigners in B3 50.00% ON Itaúsa 100.00% PN IUPAR Free Float* 66.53% Total 39.21% ON 51.71% ON 7.81% ON 0.004% PN 99.61% PN 20.05% Total 26.44% Total 52.67% Total Itaú Unibanco Holding S.A. Note: ON = Common Shares; PN = Non-voting Shares. (*) Excluding shares held by majority owners and treasury shares. Itaú Unibanco Holding S.A. page 13

IUPAR (Itaú Unibanco Participações) and Itaú Unibanco Governance IUPAR (Itaú Unibanco Participações) Itaú Unibanco Board of Directors Alignment and union among shareholders; Group´s vision, mission and values; Significant mergers & acquisitions; Nominations to the Board of Directors and CEO; Performance evaluation and admission of family members; Discussion and approval of the long-term strategy. Definition and monitoring of the company’s strategy; Mergers & acquisitions; Monitor the Executive Board’s performance; Nomination of executive officers (meritocracy); Budget approval; Definition and supervision of risk appetite and policies relating to the use of capital; Definition and monitoring of incentive and compensation models and goal setting; Supervision of the technology strategy; Definition of meritocracy policies; Supervision of the business operation. Family control with a strategic long-term vision Professional management Establishment of operational parameters Executive Committee Implementation of Board of Directors’ guidelines and goals; Operation of the businesses and strategy for products and segments; Ensure better allocation and management of financial, operational and human resources; Monitoring of market, credit and operational risks; Operate the Bank with a view to creating value. Value creation Implementation of strategy and day-to-day management Itaú Unibanco Holding S.A. page 14

Itaú Unibanco Board of Directors and Executive Committees

Board of Directors

Co-Chairman
Pedro Moreira Salles

Co- Chairman
Roberto Egydio Setubal

Directors

Alfredo Egydio Setubal
Amos Genish [1]
Fábio Colletti Barbosa [1]
Geraldo Carbone
Gustavo Jorge Laboissière Loyola [1]
João Moreira Salles
José Galló [1]
Marco Bonomi
Pedro Luiz Bodin de Moraes [1]
Ricardo Villela Marino

Executive Committees

Chief Executive Officer (CEO)
Candido Botelho Bracher

General Directors

Wholesale

- Large and Medium Corporates
- Asset Management
- Institutional Treasury
- Private Bank
- Custody
- Latin America
- Investment Banking

Retail

- Branches
- Cards
- REDE
- Real Estate
- Insurance
- Vehicles
- Consortia
- Payroll

Executive Vice Presidents

IT and Operations

- IT
- Operations
- Procurement

Risks and Finance

- Risks
- Finance

Legal and Human Resources

- Legal and Internal Ombudsman
- Human Resources
- Corporate Communication
- Institutional and Governmental Relations
- Marketing

(1) Independent Director.

Itaú Unibanco Holding S.A.
page 15

Risk Management Structure Capital and Risk Board of Directors Audit Committee Management Committee Pedro Moreira Salles Gustavo Loyola 1 Pedro Bodin 1 Roberto Egydio Setubal Internal Audit Paulo Miron Itaú Unibanco Holding President and CEO Candido Bracher 3rd line of defense Independent review of the activities developed by the institution. General General Wholesale Office Retail Office Eduardo Vassimon Marcio Schettini 1st line of defense Manages risks originated by these offices; its role is to: Identify Control Assess Report Risk and Finance Control and Legal, Institutional Technology and Management Department and Personnel Dept. Operations Department Caio David Claudia Politanski André Sapoznik Executive Finance and Market Risk Control Office 2nd line of defense Investor Relations Office Ensures that risks are Operational Risk and Compliance managed according to: Executive Office Risk appetite Credit Risk and Modeling Office Policies Procedures (1) Independent Director. Itaú Unibanco Holding S.A. page 16

Governance Structure at Itaú Unibanco Shareholder’s Meeting Fiscal Council Board of Directors Audit Personnel Related Nomination Risk and Capital Strategy Compensation International Committee Committee Parties and Corporate Management Committee Committee Advisory Committee Governance Committee Board Committee Internal Audit Independent Audit Board of Officers Disclosure and Trading Committee Itaú Unibanco Holding S.A. page 17

Credit Risk Policies Hierarchy Defines and monitors Risk Appetite; Board of Directors and Capital and Risk Management Committee Approval of policies, strategies and definition of minimum expected return on capital; Improvement of Risk Culture. Executive Committee General Office and Risk Dept. Defines a Global Policy; Approves policies having the most significant impact on EC1 ; Monitors Portfolio and Risk Appetite; Credit Strategy. Defines and approves policies having the less significant impact on EC1 . (1) EC = Economic Capital. Itaú Unibanco Holding S.A. page 18

Risk Appetite Defined by the Board of Directors Principles Statement Sustainability and customer Optimization of capital satisfaction; allocation; Risk pricing; Low volatility in results; Operational excellence; Regional focus; Diversification; Alignment with “Our Way”; Risk Culture; Diversification of businesses. Ethics and regulatory compliance. Credit Metrics Concentration by countries Highest credit VaR 1 Concentration by segments Concentration by industry Highest exposures Maximum PD 2 Dimensions Reputation; Liquidity; Capitalization; Operational Risk; Breakdown of results; Credit. Exposure by ratings (1) VAR = Value at Risk; (2) PD = Probability of default. Itaú Unibanco Holding S.A. page 19

Risk Appetite (as approved by the Board of Directors) The Risk Appetite... establishes the types and levels of risk acceptable to the bank, within which management seeks to maximize value creation. It is based on Board of Directors Statement “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correct price for risk, well-distributed funding and proper use of capital.” Guided by the Principles of Risk Management o Sustainability and customer satisfaction o Risk culture o Price for risk o Diversification o Operational excellence o Ethics and respect for regulation and monitored by 43 metrics inserted in the day-to-day of business management Capitalization • Capital ratios in normal and stress situations • Debt issuance ratings Liquidity • Short and mid-term liquidity indicators Results Composition • Largest credit risk • Largest exposures and by rating brackets • Concentration by sectors, countries and segments • Concentration of market risk Dimensions Operational Risk • Operational losses events • Information technology Reputation • Suitability indicators • Media Exposure • Customer complaint tracking • Regulatory compliance Itaú Unibanco Holding S.A. page 20

Retail Management – Individuals and Small and Medium Companies POLICY Variables that distinguishes risk STATISTICAL MODELS Lowest risk Risk Level Highest Risk 100 100 102 98 114 94 123 89 128 88 148 88 153 88 100 100 104 101 102 95 101 89 106 90 112 99 124 94 115 91 115 91 116 92 130 93 148 88 157 81 167 79 110 91 112 102 114 97 113 92 118 96 121 77 130 91 114 86 118 87 134 79 136 74 169 72 166 67 179 65 114 82 122 99 127 85 130 77 142 115 173 73 155 65 Fictitious figures (Basis 100 = lowest risk cell). Higher risk Default Rate 116 92 RAROC (Risk Adjusted Return on Capital) Loss/Revenue 114 97 ROE (Return on Equity) Management tool (tightening and easing credit standards) Data adjusted to expected future macroeconomic scenario Itaú Unibanco Holding S.A. page 21

Credit Offer Based on Future Scenario Risk level STATISTICAL MODELS Lowest risk Base POLICY Scenario Highest risk Positive future expectation Risk Level Credit Available Credit Not Available Easing of credit, maintaining the same appetite STATISTICAL MODELS Risk Level Credit Available Credit Not Available Highest risk Negative future expectation Risk Level Credit Available Credit Not Available Tightening of credit, maintaining the same appetite Itaú Unibanco Holding S.A. page 22

3 Business Overview

Universal Bank [1]

- Approximately 29.2 million credit card accounts and 26.2 million debit card accounts;
- Leader in Brazilian credit card market, extensive number of joint ventures and partnerships with retailers.

- Total portfolio for individuals of R$14.1 billion;
- Lease and finance through over 12 thousand dealers;

- One of the largest players in Brazil based on direct premiums;
- Association with Porto Seguro for auto and residential insurance;
- 4Q17 net income: R$735 million.

- Small and Medium Enterprises with annual sales up to R$30 million;

- Corporate clients with annual sales from R$30 million to R$200 million.



Credit Card and Consumer Finance
Retail and Real Estate Credit
Itaú BBA - Corporate, IB and Treasury
Vehicles
Retail Banking
Itaú Unibanco
Wholesale Banking
Risk based pricing model
Large distribution network
Leader in performance in Brazil
Diverse lines of products and services
Intensive use of technology
Insurance Operations2
Latam
Small Company
Middle Company
Wealth Management Services

- 4,383 branches and client service branches and 45,769 ATMs in Brazil;
- Premier banking brand in Brazil;
- Strategically positioned for growth in mortgage market (partnerships with Lopes).

- Full coverage of corporate clients with annual sales above R$ 200 million;
- Leadership in IB products with top positions in major league tables;
- Treasury operations for the conglomerate.

- Purpose: to be recognized as "The Latin American Bank";
- Retail presence in Latin America (ex-Brazil): Colombia, Paraguay, Chile, Argentina, Uruguay.

- Total assets under administration of approximately R$970 billion;
- Leader in Private banking services in Latin America.

(1) December 31, 2017 figures; (2) Includes Insurance, Pension Plan and Premium Bonds operations.

Itaú Unibanco Holding S.A.

page 24

Client Segmentation Individuals Segmentation by monthly income Private Bank >R$5 Million in total investment Personnalité >R$10 Thousand or >R$100 Thousand in total investments Uniclass >R$4 Thousand up to R$10 Thousand Retail up to R$4 Thousand Companies Segmentation by annual sales Ultra over R$4 Billion or >R$750 Million debt* Large >R$400 Million up to R$4 Billion or >R$200 Million debt* Retail Banking Wholesale Banking Corporate >R$200 Million up to R$400 Million Middle >R$30 Million up to R$200 Million Very Small and Small Companies up to R$30 Million *total exposure, includes financial guarantees provided and corporate securities. Itaú Unibanco Holding S.A. page 25

Retail in Brazil Presence in Brazil 1 (As of December 31, 2017) North 117 Northeast 332 Midwest 313 Southeast 2,933 South 672 Brazil: 4,367 Automated Teller Machines (ATMs) 2 44,352 44,037 44,293 44,631 44,947 45,182 45,353 45,502 45,769 209 110 75 69 26 21 15 8 7 715 694 686 668 648 635 626 617 613 18,550 18,504 18,935 19,456 19,868 20,516 20,809 20,937 21,195 24,878 24,729 24,597 24,438 24,405 24,010 23,903 23,940 23,954 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Branches3 Banco 24Horas ESB 4 Third Party Locations5 Branches and Client Service Branches (CSB) 6,7 4,739 4,676 4,616 4,574 4,554 4,454 4,413 4,397 4,383* 94 108 115 130 135 144 154 156 160 3,821 3,755 3,707 3,664 3,653 3,553 3,523 3,523 3,520 Abroad + IBBA: 543 Total: 4,910 824 813 794 780 766 757 736 718 703 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 CSB Brick and Mortar Branches Digital Branches (1) Considers Brick and Mortar Branches and CSBs; (2) Does not include points of sale; (3) Includes Electronic Service Branches (such as exclusive ATMs inside companies); (4) Client Service Branches (CSBs); (5) Points of service in third-parties’ establishments (such as shopping centers and airports); (6) Points of service include only Client Service Branches (CSBs); (7) Includes Itaú BBA branches. (*) Considering the Citibank´s operations acquired, total Brick and Mortar Branches - Brazil would be 4,454. Itaú Unibanco Holding S.A. page 26

Retail - Credit Cards, Joint Ventures and Partnerships with Retailers in Brazil Highlights • Brazilian market leader in credit card transactions. • Qualification of the client base: proprietary channel x partnerships. • Credit card business comprises: • Issuance of cards • Acquiring: REDE • JVs and partnership with retailers • Own brand: Hiper • Approximately 55.5 million card accounts (4Q17): • 29.2 million credit card accounts • 26.2 million debit card accounts • R$110.0 billion in card transactions (4Q17): • R$80.3 billion in credit card transactions • R$29.8 billion in debit card transactions • High growth potential in credit card usage in Brazil. Highlights JVs and Partnerships • Focus on credit card instruments • Long term agreements • Alignment of incentives Itaú Unibanco Holding S.A. page 27

Retail - Cards in Brazil | Growing Penetration in Household Consumption Expenditure Credit and Debit Cards Billed Volume% at Household Consumption Expenditure 28.2% 29.9% 28.4% 28.8% 28.0% 30.3% 28.4% 28.8% 29.4% 10.6% 11.6% 11.0% 10.9% 10.7% 11.9% 11.1% 11.2% 11.4% 17.6% 18.3% 17.4% 17.9% 17.4% 18.3% 17.2% 17.6% 18.0% 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2T17 3T17 Credit Card Debit Card Sources: ABECS (Brazilian Credit Card Companies Association) and IBGE (Statistics and Geography Brazilian Institute). Only the purchase volume is considered in the cards billing. Itaú Unibanco Holding S.A. page 28

Retail - Payroll Loan in Brazil Evolution of Payroll Loan Portfolio 1 Composition of Payroll Loans Portfolio by Sector R$billion 45.4 46.7 46.5 45.6 44.6 44.9 44.8 44.6 44.4 4.8 4.7 5.0 4.6 4.4 4.3 4.3 4.4 4.7 11.6 11.0 10.4 9.8 9.2 8.8 8.2 7.6 7.0 10% 16% 28.8 30.9 31.4 31.2 31.0 31.7 32.2 32.6 32.8 74% Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 INSS Public Sector Private Sector Private Sector Public Sector INSS Composition of Payroll Loans Portfolio by Origination Composition of Personal Loans Portfolio R$billion -1.0% -0.8% 45.4 46.7 46.5 45.6 44.6 44.9 44.8 44.6 44.2 64.4% 64.6% 63.8% 63.0% 62.3% 62.0% 61.3% 60.5% 60.1% 49% 51% 41% 40% 39% 38% 37% 36% 35% 59% 60% 61% 62% 63% 64% 65% 35.6% 35.4% 36.2% 37.0% 37.7% 38.0% 38.7% 39.5% 39.9% Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Branches Itaú Consignado S.A. (1) Includes the consolidation of Citibank in the 4Q17. Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Payroll Other - Personal Loan Itaú Unibanco Holding S.A. page 29

Retail - Mortgage Market in Brazil Mortgage Loans Evolution Distribution Channels for Individuals Balance R$million As of December 2017 -3.5% 48,589 47,241 46,895 Partnerships 21.6% 18.9% 17.6% 10% Regular Real Estate Branches 12% Brokers 35% 78.4% 81.1% 82.4% Developers 17% High Income Dec-16 Sep-17 Dec-17 Branches 26% Individuals Companies Collaterals (LTV) (Loan to value ratio) 54.6% 54.8% 54.7% 41.8% 40.8% 40.2% Average Ticket and Average Origination Term 4Q17 Average operation period¹ 318 months Average value of the Property² R$537 Thousand Financing Average Ticket R$294 Thousand Dec-16 Sep-17 Dec-17 Vintage (quarterly average) Portfolio (1) Average Operation Period for new developers contracts. (2) Value determined using monthly financing average ticket and quarterly average LTV. Production source: ABECIP. Itaú Unibanco Holding S.A. page 30

Retail - Vehicle Financing in Brazil

Highlights:

- Offers finance through over 10 thousand dealers.
- Average ticket size of approximately R$30.1 thousand.
- 85% of the financing is guaranteed up to 4 years.
- 89% of the financing are made up to 48 months.
- LTV of the new vehicle concessions to individuals of 55.6% in the Fourth Quarter 2017.

Principais produtos e serviços:

- **Digital Platform:** allows more agility, autonomy and efficiency for stores and dealers;
- **Customer Risk Based Pricing:** interest rates established by the customer risk profile, allowing the practice of lower interest rates and improvement of the credit portfolio;
- **Troca Certa:** an innovative solution to finance a 0 km vehicles, with lower installment than the traditional and with the repurchase guaranteed by the dealer by the end of the contract as an option for the customer;
- **Financing of Accessories and Services:** special credit line for financing of accessories and services, already embedded in the vehicles installment;
- **iCarros:** the portal, which become 100% of Itaú Unibanco, present in all stages of the vehicles purchase. The average website visits is of 16 million accesses per month, more than 60% by app or mobile device browsers.

Individuals Portfolio



R$ million
-8.4%
15,373
14,080
4Q16
4Q17

Individuals and Corporate Loans Granted



R$ million
11.3%
9,437
10,508
2016
2017

90-day NPL Ratio | *Individuals - Vehicles*



Base 100 = dec-12
100
109
68
54
49
43
2012
2013
2014
2015
2016
2017

Itaú Unibanco Holding S.A.

page 31

Retail - Insurance Ranking in Brazil [1,2]

	Jan-Nov/17	Jan-Nov/16	Model
Total Insurance [3]	**4th**	**4th**	
Bancassurance [4]	**4th**	**3th**	
Life & Personal Accidents	3rd	3rd	*Bancassurance*
Credit Insurance	5th	5th	*Bancassurance*
Pension Plan	3rd	3rd	*Bancassurance*
Premium Bonds	3rd	3rd	*Bancassurance*
Porto Seguro	**2nd**	**2nd**	
Vehicles [5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Residential [5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Other Insurance Activities [6]	**4th**	**4th**	
Large Risks [7]	**We do not offer this product.**		
Health Insurance	**We do not offer this product.**		

(1) Source SUSEP, date: Nov-17, includes our 30% interest in Porto Seguro. Doesn´t consider Health and VGBL is consider in Pension Plans; (2) Insurance = Earned Premiums; Pension Plans = Provision for Benefits to be Granted and Premium Bonds = Revenues from Premium Bonds; (3) Insurance core activities and other activities; (4) Insurance core activities include: Personal Insurance (Life, Personal Accidents, Credit Insurance, Educational, Travel, Unemployment, Funeral Allowance, Serious Diseases and Random Events), Housing, Multiple Peril and Domestic Credit – Individuals; (5) Considers only Porto Seguro numbers; (6) Other activities include: Extended Warranty, Large Risks, DPVAT and IRB; (7) The sale of this portfolio has been concluded on October 31, 2014.

Itaú Unibanco Holding S.A.

page 32

Itaú

Retail - Association with Porto Seguro Association’s Structure Controlling stockholders of Itaú Unibanco Porto Seguro 57.07% 42.93% PSIUPAR Market 69.88% 30.12% Porto Seguro S.A. (PSSA) 99.99% 100.0% Itaú Seguros de Auto e Subsidiaries Porto Seguro S.A. Residência S.A (ISAR) Highlights • Unification of residential and automobile insurance operations; • Exclusive offer and distribution of residential and automobile insurance products to Itaú Unibanco’s customers in Brazil and Uruguay; • Itaú Unibanco Holding nominates 2 of 5 board of directors members of PSIUPAR and 2 of 7 board of directors members of PSSA. Itaú Unibanco Holding S.A. page 33

Very Small, Small and Middle Market in Brazil SMEs Loan Portfolio 1 R$million 79,649 75,433 72,002 68,974 61,547 61,768 2012 2013 2014 2015 2016 2017 Highlights Full range of financial products and services, including deposits accounts, investment options, insurance, cash management, credit products and collection, among others. Very Small and Small Market • Clients with annual revenues up to R$30 million. Middle Market • This sub-segment serves approximately 28 thousand clients (economic groups) with annual revenues between R$30 million and R$200 million. • Focus on high-rating clients, and 81% of loans are granted to clients rated B2 or better. (1) Includes financial guarantees provided. Itaú Unibanco Holding S.A. page 34

Wholesale - Corporate Companies in Brazil Corporate Loans 1 R$million 213,815 219,418 194,472 181,541 163,437 165,052 2012 2013 2014 2015 2016 2017 Highlights • Corporate clients with annual sales above R$200 million. • We offer a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets. • We serve approximately 5,900 large corporate groups and also more than 190 financial institutions. (1) Includes financial guarantees provided. Itaú Unibanco Holding S.A. page 35

Wholesale - Corporate and Investment Banking | Leadership Position in Brazil

Wholesale Banking

Middle
Annual revenues from **R$30 MM** up to **R$200 MM**

ItaúEmpresas

Corporate Banking
Annual revenues over **R$200 MM**

ItaúBBA

Investment Banking
Leadership position and client recognition

ItaúBBA / Itaú

LatAm
Presence in all banking segments in **Latin America**

ItaúPrivateBank / ItaúAssetManagement

WMS
Large range of customized **wealth management** and **investments** solutions

Itaú

Markets, Products & Planning
Treasury operations for the conglomerate

Investment Banking

Fixed Income
We took part in local operations with debentures, promissory notes and securitization, which totaled R$24.9 billion up to Dec/17.

Mergers and Acquisitions
Until December 2017, our Merger and Acquisition operation provided financial advisory in 48 transactions in South America, totaling, US$17.4 million, reaching the leadership position in the Dealogic ranking.

Project Finance
Until December 2017, we served as advisor and/or creditor of approximately R$7.1 billion in financing to 43 different infrastructure projects in different sectors.

Ranking

	2017	2016	2015
M&A[1]	1st	1st	1st
Local ECM[2]	1st	1st	1st
Local DCM[3]	1st	2nd	2nd
International DCM[4]	6th	10th	4th
Derivatives Total[5]	1st	1st	1st

(1) Source: Dealogic; (2) Source: Dealogic; (3) Source: ANBIMA – Brazilian association of Financial and Capital Markets Entities. Information from Dec-17; (4) Source: Dealogic;. (5) Source: Cetip.

Itaú Unibanco Holding S.A.

page 36

Wholesale - Wealth Management Services | Brazil

Evolution of Assets Under Administration

Investment Product management for the conglomerate and a full range of investment options to Retail Banking.



R$ billion
683
721
752
802
801
849
883
922
946
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17

Securities Services

Local Custody and Fiduciary Administration: we ended December with R$1,354 billion under custody (+6.1% from the same period of 2016).

International Custody: we ended December with R$183 billion under custody (+5% from the volume under custody in the same period of 2016).

Corporate Solutions: We are leaders in the bookkeeping of shares, providing services to 211 companies listed on B3, representing 61.5% of the total market, and in the bookkeeping of debentures, acting as the bookkeeper of 403 (42.6%) issues.

Asset Management

Asset Management

In December 2017, we reached R$ 601.2[1] billion in assets under management, accounting for 15.9% of the market.

Kinea

It is an independent platform of management of differentiated investments. With R$ 29.9 billion in assets in December 2017, it operates in the segments of Multi-Markets, Real Estate, Pension Plan and Private Equity, Stock and Infrastructure.

Private Banking

With a full global wealth management platform, leadership position in Brazil.

In 2017, we were recognized by the world's top international Private Banking market publications:

Private Banker International

- Outstanding Private Bank - Latin America (2017)

Euromoney

- Best for Wealth Management 2017 in Latin America
- Best Private Banking Services Overall in Brazil (2017)
- Best Family Office Services in Brazil (2017)
- Best Wealth Planning in Brazil, 2017

Global Finance

- Best Private Bank in Emerging Markets for 2017

The Banker

- Best Private Bank in Brazil, 2017

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – December 2017. Considers Itaú Unibanco and Intrag.

Itaú Unibanco Holding S.A.

page 37

Retail Footprint in Latin America | December 2017 Mexico | CIB Employees: 9 Colombia1 Employees: 3,650 Branches + CSBs: 174 ATMs: 176 Peru Representative Office Chile Employees: 5,922 Branches + CSBs: 201 ATMs: 469 CIB Argentina Employees: 1,700 Retail and Wholesale Branches + CSBs: 87 ATMs: 178 (1) Considers employees and branches from Panama. Panama Brazil Employees: 82,640 Branches + CSBs: 4,383 ATMs: 45,769 Paraguay Employees: 829 Branches + CSBs: 39 ATMs: 312 Non-Bank Correspondents : 57 Uruguay Employees: 1,122 Branches + CSBs: 26 Points of Service OCA: 35 ATMs: 61 Itaú Unibanco Holding S.A. page 38

Segments – Income Statement *Pro Forma* 4Q17

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	**17,707**	**7,150**	**2,658**	**27,514**
Managerial Financial Margin	9,433	4,682	2,631	16,745
Financial Margin with Clients	9,433	4,682	1,200	15,314
Financial Margin with the Market	-	-	1,431	1,431
Commissions and Fees	6,298	2,339	9	8,645
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,976	129	18	2,123
Cost of Credit	**(3,052)**	**(1,136)**	**(4)**	**(4,192)**
Provision for Loan Losses	(3,489)	(949)	(4)	(4,442)
Impairment	-	(282)	-	(282)
Discounts Granted	(192)	(85)	-	(277)
Recovery of Loans Written Off as Losses	629	181	-	810
Retained Claims	**(356)**	**(17)**	**-**	**(373)**
Other Operating Expenses	**(9,699)**	**(3,997)**	**(337)**	**(14,033)**
Non-interest Expenses	(8,523)	(3,686)	(166)	(12,375)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,158)	(308)	(153)	(1,619)
Insurance Selling Expenses	(18)	(3)	(18)	(39)
Income before Tax and Minority Interests	**4,599**	**2,001**	**2,317**	**8,916**
Income Tax and Social Contribution	**(1,767)**	**(597)**	**(343)**	**(2,707)**
Minority Interests in Subsidiaries	**(41)**	**140**	**(8)**	**92**
Result from Citibank's Operation	**(21)**	**-**	**-**	**(21)**
Recurring Net Income	**2,770**	**1,544**	**1,966**	**6,280**
Recurring Return on Average Allocated Capital	32.8%	13.4%	22.6%	21.9%
Efficiency Ratio (ER)	52.7%	54.0%	6.7%	48.6%
Risk-Adjusted Efficiency Ratio (RAER)	71.6%	70.7%	6.9%	65.0%

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.
Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.

page 39

4 Financial Highlights

Highlights Recurring Net Income 1 Consolidated R$6.3 bn + 0.4% (4Q17/3Q17) R$24.9 bn +12.3% (2017/2016) Brazil R$6.1 bn + 2.4% (4Q17/3Q17) R$24.1 bn + 13.5% (2017/2016) Recurring ROE (p.a.) 1 Consolidated 21.9% + 30 bps (4Q17/3Q17) 21.8% + 160 bps (2017/2016) Brazil 23.5% + 80 bps (4Q17/3Q17) 23.2% + 200 bps (2017/2016) Credit Quality (Dec-17) Consolidated NPL 90 - 20 bps (Dec-17 / Sep-17) 3.0% - 40 bps (Dec-17 / Dec-16) Brazil Financial Margin with Clients: Financial Margin with the Market: Cost of Credit: Commissions and Fees and Result from Insurance2: Non-interest Expenses: Credit Portfolio (Financial Guarantees Provided and Corporate Securities): 4Q17/3Q17 2017/2016 - 0.6% - 4.7% +5.3% - 10.3% + 5.1% - 29.6% + 5.2% + 5.2% + 4.7% + 0.3% + 3.2% - 0.8% NPL 90 - 10 bps (Dec-17 / Sep-17) - 50 bps (Dec-17 / Dec-16) 3.7% 1 Consider Citibank’s Operations. 2 Result from Insurance (-) Retained Claims (-) Insurance Selling Expenses. Note: The managerial figures do not consider Citibank’s Operations, except where indicated by footnote1 ; Results from Brazil consider units abroad ex-Latin America. Itaú Unibanco Holding S.A. page 41

Recurring Net Income and ROE In R$billions 19.6% 20.6% 19.9% 20.7% 22.0% 21.5% 21.6% 21.9% 5.2 5.6 5.6 5.8 6.2 6.2 6.3 6.3 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 Recurring Net Income Annualized Recurring Return on Average Equity (quarterly) Itaú Unibanco Holding S.A. page 42

Non-Recurring Events

In R$ millions	4Q17	3Q17	4Q16	2017	2016
Recurring Net Income	**6,280**	**6,254**	**5,817**	**24,879**	**22,150**
Non-Recurring Events	**(459)**	**(177)**	**(275)**	**(914)**	**(583)**
IRB	-	155	-	155	-
└ Disposal of IRB shares					
Integration of Citibank	(277)	-	-	(277)	-
└ Provisions Expenses for Citibank integration					
Liability Adequacy Test	145	-	(31)	164	109
└ Adjustment of technical provisions as a result from the liability adequacy test					
Impairment	(7)	(137)	(172)	(152)	(180)
└ Adjustment to reflect the realization value of certain assets, mainly related to technology					
Goodwill Amortization	(135)	(125)	(133)	(508)	(442)
└ Effect from the amortization of goodwill generated by acquisitions made by the conglomerate					
Tax Contingencies and Legal Liabilities	(184)	-	1	(225)	7
└ Mainly effects of our adherence to the program for the settlement or installment payment of federal and municipal taxes					
Contingencies Provision	0	(61)	(88)	(101)	(224)
└ Recognition of provisions for tax and social security lawsuits and losses arising from economic plans in effect in Brazil during the 1980's and early 1990's					
Pension Fund	-	-	130	-	130
└ Destination of pension fund surplus					
Other	-	(9)	18	31	18
Net Income	**5,821**	**6,077**	**5,543**	**23,965**	**21,567**
CorpBanca's Pro Forma Consolidation Effects	-	-	-	-	(72)
Net Income as Reported	**5,821**	**6,077**	**5,543**	**23,965**	**21,639**

Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Itaú Unibanco Holding S.A.

page 43

Income Statement | Citibank's Operation

For comparison purposes, we deconsolidated the effects from Citibank's retail operations in Brazil (Citibank) and we recorded in a specific line in our income statement. Therefore, the information presented in this presentation does not include Citibank's balances and results, except where indicated.

The analysis of our performance in the fourth quarter of 2017 was carried out taking into consideration the managerial net income presented in the table below.

In R$ billions	4Q17 Managerial With Citibank	(-) Citibank's Operations Recurring Results[1]	4Q17 Managerial Without Citibank
Operating Revenues	**27.8**	**0.3**	**27.5**
Managerial Financial Margin	16.9	0.2	16.7
Commissions and Fees	8.8	0.1	8.6
Result from Insurance[2]	2.1	-	2.1
Cost of Credit	**(4.3)**	**(0.1)**	**(4.2)**
Retained Claims	**(0.4)**	**-**	**(0.4)**
Other Operating Expenses	**(14.4)**	**(0.3)**	**(14.0)**
Non-interest Expenses	(12.7)	(0.3)	(12.4)
Tax Expenses and Other[3]	(1.7)	(0.0)	(1.7)
Income before Tax and Profit Sharing	**8.9**	**(0.1)**	**8.9**
Income Tax and Social Contribution	**(2.7)**	**0.0**	**(2.7)**
Minority Interests	**0.1**	**-**	**0.1**
Result from Citibank's Operation	**-**	**0.0**	**(0.0)**
Recurring Net Income	**6.3**	**-**	**6.3**
Non Recurring Events	(0.5)	-	(0.5)
Net Income	**5.8**	**-**	**5.8**

The impact on our net income of Citibank´s retail operations in Brazil was a loss of R$21 million in 4Q17.

(1) The consolidation of Citibank began on October31, 2017, with impact on our net income in November and December 2017.
(2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
(3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.

page 44

Income Statement | Operating Revenues Perspective

In R$ millions	4Q17	3Q17	Δ	4Q16	Δ	2017	2016	Δ
Operating Revenues	**27,514**	**26,981**	**2.0%**	**28,903**	**-4.8%**	**108,967**	**111,422**	**-2.2%**
Managerial Financial Margin	16,745	16,769	-0.1%	18,855	-11.2%	68,315	72,121	-5.3%
Financial Margin with Clients	15,314	15,410	-0.6%	16,862	-9.2%	62,034	65,122	-4.7%
Financial Margin with the Market	1,431	1,359	5.3%	1,993	-28.2%	6,281	6,999	-10.3%
Commissions and Fees	8,645	8,358	3.4%	7,980	8.3%	32,885	30,952	6.2%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	2,123	1,853	14.6%	2,068	2.7%	7,767	8,350	-7.0%
Cost of Credit	**(4,192)**	**(3,990)**	**5.1%**	**(6,352)**	**-34.0%**	**(17,936)**	**(25,480)**	**-29.6%**
Provision for Loan Losses	(4,442)	(4,282)	3.7%	(5,823)	-23.7%	(19,064)	(26,152)	-27.1%
Impairment	(282)	(262)	7.8%	(1,255)	-77.5%	(1,094)	(1,882)	-41.9%
Discounts Granted	(277)	(223)	24.5%	(278)	-0.4%	(1,047)	(1,211)	-13.5%
Recovery of Loans Written Off as Losses	810	777	4.3%	1,004	-19.3%	3,269	3,765	-13.2%
Retained Claims	**(373)**	**(320)**	**16.6%**	**(364)**	**2.6%**	**(1,275)**	**(1,485)**	**-14.1%**
Other Operating Expenses	**(14,033)**	**(13,505)**	**3.9%**	**(13,821)**	**1.5%**	**(53,450)**	**(53,693)**	**-0.5%**
Non-interest Expenses	(12,375)	(11,818)	4.7%	(11,927)	3.8%	(46,745)	(46,625)	0.3%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,619)	(1,640)	-1.3%	(1,786)	-9.4%	(6,469)	(6,466)	0.0%
Insurance Selling Expenses	(39)	(47)	-15.8%	(108)	-63.8%	(236)	(602)	-60.8%
Income before Tax and Minority Interests	**8,916**	**9,167**	**-2.7%**	**8,366**	**6.6%**	**36,306**	**30,765**	**18.0%**
Income Tax and Social Contribution	**(2,707)**	**(2,969)**	**-8.8%**	**(2,711)**	**-0.2%**	**(11,335)**	**(8,540)**	**32.7%**
Minority Interests in Subsidiaries	**92**	**56**	**64.5%**	**162**	**-43.7%**	**(71)**	**(75)**	**-5.2%**
Result from Citibank's Operation	**(21)**	**-**	**-**	**-**	**-**	**(21)**	**-**	**-**
Recurring Net Income	**6,280**	**6,254**	**0.4%**	**5,817**	**8.0%**	**24,879**	**22,150**	**12.3%**

Itaú Unibanco Holding S.A.
page 45

Income Statement | Managerial Financial Margin Perspective

In R$ millions	4Q17	3Q17	Δ	4Q16	Δ	2017	2016	Δ
Managerial Financial Margin	**16,745**	**16,769**	**-0.1%**	**18,855**	**-11.2%**	**68,315**	**72,121**	**-5.3%**
Financial Margin with Clients	15,314	15,410	-0.6%	16,862	-9.2%	62,034	65,122	-4.7%
Financial Margin with the Market	1,431	1,359	5.3%	1,993	-28.2%	6,281	6,999	-10.3%
Cost of Credit	**(4,192)**	**(3,990)**	**5.1%**	**(6,352)**	**-34.0%**	**(17,936)**	**(25,480)**	**-29.6%**
Provision for Loan Losses	(4,442)	(4,282)	3.7%	(5,823)	-23.7%	(19,064)	(26,152)	-27.1%
Impairment	(282)	(262)	7.8%	(1,255)	-77.5%	(1,094)	(1,882)	-41.9%
Discounts Granted	(277)	(223)	24.5%	(278)	-0.4%	(1,047)	(1,211)	-13.5%
Recovery of Loans Written Off as Losses	810	777	4.3%	1,004	-19.3%	3,269	3,765	-13.2%
Net Result from Financial Operations	**12,554**	**12,780**	**-1.8%**	**12,502**	**0.4%**	**50,378**	**46,640**	**8.0%**
Other Operating Income(Expenses)	**(3,637)**	**(3,613)**	**0.7%**	**(4,136)**	**-12.1%**	**(14,072)**	**(15,876)**	**-11.4%**
Commissions and Fees	8,645	8,358	3.4%	7,980	8.3%	32,885	30,952	6.2%
Result from Insurance, Pension Plan and Premium	1,711	1,487	15.1%	1,596	7.2%	6,256	6,263	-0.1%
Non-interest Expenses	(12,375)	(11,818)	4.7%	(11,927)	3.8%	(46,745)	(46,625)	0.3%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,619)	(1,640)	-1.3%	(1,786)	-9.4%	(6,469)	(6,466)	0.0%
Income before Tax and Minority Interests	**8,916**	**9,167**	**-2.7%**	**8,366**	**6.6%**	**36,306**	**30,765**	**18.0%**
Income Tax and Social Contribution	**(2,707)**	**(2,969)**	**-8.8%**	**(2,711)**	**-0.2%**	**(11,335)**	**(8,540)**	**32.7%**
Minority Interests in Subsidiaries	**92**	**56**	**64.5%**	**162**	**-43.7%**	**(71)**	**(75)**	**-5.2%**
Result from Citibank's Operation	**(21)**	**-**	**-**	**-**	**-**	**(21)**	**-**	**-**
Recurring Net Income	**6,280**	**6,254**	**0.4%**	**5,817**	**8.0%**	**24,879**	**22,150**	**12.3%**

Itaú Unibanco Holding S.A.

page 46

Results – Brazil and Latin America 2017 2017 2016 In R$billions Consolidated Brazil 1 Latin America (ex-Brazil) 2 Consolidated Brazil 1 Latin America (ex-Brazil) 2 Consolidated Brazil 1 Latin America (ex-Brazil) 2 Operating Revenues 1 09.0 100.0 9 .0 111.4 102.2 9 .3 -2.2% -2.1% -2.9% Managerial Financial Margin 68.3 6 2.0 6.3 72.1 6 5.4 6 .7 -5.3% -5.2% -5.9% Financial Margin with Clients 62.0 5 6.7 5.3 65.1 5 9.3 5 .8 -4.7% -4.4% -8.0% Financial Margin with the Market 6.3 5 .3 1 .0 7.0 6 .1 0 .9 -10.3% -12.9% 7.8% Commissions and Fees 32.9 3 0.3 2.6 31.0 2 8.5 2 .4 6.2% 6.4% 4.9% Result from Insurance 3 7.8 7 .6 0 .1 8.3 8 .2 0 .1 -7.0% -7.2% 8.2% Cost of Credit (17.9) (15.8) (2.1) (25.5) (23.3) (2.2) -29.6% -32.1% -2.7% Provision for Loan Losses (19.1) (16.8) (2.2) (26.2) (23.8) (2.3) -27.1% -29.4% -4.0% Impairment (1.1) (1.1) - (1.9) (1.9) - -41.9% -41.9% - Discounts Granted (1.0) (1.0) (0.1) (1.2) (1.2) (0.0) -13.5% -18.0% 452.1% Recovery of Loans Written Off as Losses 3.3 3 .1 0 .2 3.8 3 .6 0 .2 -13.2% -14.3% 10.6% Retained Claims (1.3) (1.2) (0.0) (1.5) (1.4) (0.0) -14.1% -14.9% 16.8% Other Operating Expenses (53.4) (47.3) (6.1) (53.7) (47.3) (6.4) -0.5% 0.0% -3.5% Non-interest Expenses (46.7) (40.8) (6.0) (46.6) (40.4) (6.2) 0.3% 0.9% -4.1% Tax Expenses and Other 4 (6.7) (6.5) (0.2) (7.1) (6.9) (0.1) -5.1% -5.7% 22.9% Income before Tax and Minority Interests 3 6.3 35.6 0 .7 3 0.8 30.1 0 .7 18.0% 18.4% 1.6% Income Tax and Social Contribution (11.3) (11.3) (0.0) (8.5) (8.6) 0 .1 32.7% 31.1% -107.9% Minority Interests in Subsidiaries (0.1) (0.2) 0 .1 (0.1) (0.2) 0 .1 -5.2% -15.8% -21.2% Result from Citibank's operation (0.0) (0.0) - - - - - - - Recurring Net Income 2 4.9 24.1 0 .8 2 2.1 21.2 0 .9 12.3% 13.5% -13.6% ROE (%) 2 1.8 23.2 8 .2 2 0.3 21.2 10.6 160 bps 200 bps -240 bps (1) Includes units abroad ex-Latin America. (2) Latin America information is presented in nominal currency. (3) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (4) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Itaú Unibanco Holding S.A. page 47

Business Model

In R$ billions

	2017					2016					Δ				
	Consolidated	Credit	Trading	Insurance and Services	Excess Capital	Consolidated	Credit	Trading	Insurance and Services	Excess Capital	Consolidated	Credit	Trading	Insurance and Services	Excess Capital
Operating Revenues	109.0	55.9	1.6	48.7	2.7	111.4	58.2	2.2	48.3	2.7	(2.5)	(2.3)	(0.6)	0.4	0.0
Managerial Financial Margin	68.3	45.4	1.6	18.6	2.7	72.1	48.5	2.2	18.7	2.7	(3.8)	(3.0)	(0.6)	(0.2)	0.0
Commissions and Fees	32.9	10.5	0.0	22.4	-	31.0	9.8	0.0	21.2	-	1.9	0.7	0.0	1.2	-
Result from Insurance [1]	7.8	-	-	7.8	-	8.3	-	-	8.3	-	(0.6)	-	-	(0.6)	-
Cost of Credit	(17.9)	(17.9)	-	-	-	(25.5)	(25.5)	-	-	-	7.5	7.5	-	-	-
Retained Claims	(1.3)	-	-	(1.3)	-	(1.5)	-	-	(1.5)	-	0.2	-	-	0.2	-
Non-interest Expenses and Other Expenses [2]	(53.5)	(25.8)	(0.5)	(27.0)	(0.1)	(53.8)	(25.9)	(0.3)	(27.4)	(0.1)	0.2	0.1	(0.2)	0.4	(0.0)
Result from Citibank's Operation	(0.0)	(0.0)	-	0.0	-	-	-	-	-	-	(0.0)	(0.0)	-	0.0	-
Recurring Net Income	24.9	8.3	0.7	13.5	2.4	22.1	5.3	1.1	13.6	2.1	2.7	3.0	(0.4)	(0.1)	0.3
% of Recurring Net Income	100%	33%	3%	54%	10%	100%	24%	5%	61%	10%					
Average Regulatory Capital	120.2	58.1	2.0	29.6	30.4	111.6	56.4	2.5	31.1	21.5	8.6	1.6	(0.5)	(1.4)	8.9
Value Creation	8.2	0.1	0.4	9.6	(1.8)	4.4	(3.9)	0.7	8.9	(1.3)	3.8	4.0	(0.3)	0.6	(0.5)
Recurring ROE	21.8%	14.3%	35.4%	45.4%	7.9%	20.3%	9.4%	44.4%	43.7%	9.9%	160bps	480bps	-900bps	170bps	-200bps

(1) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
(2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.

Itaú Unibanco Holding S.A.

page 48

Credit Portfolio with Financial Guarantees Provided and Corporate Securities

Consolidated

In R$ billions, end of period	4Q17	3Q17	Δ	4Q16	Δ
Individuals	**185.3**	**179.9**	**3.0%**	**183.4**	**1.0%**
Credit Card Loans	63.0	57.2	10.3%	59.0	6.8%
Personal Loans	25.3	26.0	-2.7%	26.3	-3.8%
Payroll Loans [1]	44.2	44.6	-0.8%	44.6	-1.0%
Vehicle Loans	14.1	13.9	1.4%	15.4	-8.4%
Mortgage Loans	38.7	38.3	0.9%	38.1	1.4%
Companies	**226.8**	**223.7**	**1.4%**	**243.1**	**-6.7%**
Corporate Loans	165.1	164.6	0.3%	181.5	-9.1%
Very Small, Small and Middle Market Loans [2]	61.8	59.1	4.6%	61.5	0.4%
Latin America [3]	**145.6**	**135.5**	**7.4%**	**135.5**	**7.5%**
Total with Financial Guarantees Provided	**557.7**	**539.1**	**3.5%**	**562.0**	**-0.8%**
Corporate Securities [4]	36.0	36.1	-0.3%	36.4	-1.1%
Total with Financial Guarantees Provided and Corporate (A)	**593.7**	**575.2**	**3.2%**	**598.4**	**-0.8%**
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [5]	**593.7**	**586.0**	**1.3%**	**608.6**	**-2.4%**
Citibank Operations (B)	6.4	-	-	-	-
Total with Financial Guarantees Provided and Corporate Securities and Citibank (A + B)	**600.1**	**575.2**	**4.3%**	**598.4**	**0.3%**

Latin America Breakdown

In R$ billions, end of period	4Q17	3Q17	Δ
Individuals	49.6	45.8	8.3%
Credit Card Loans	5.0	4.5	11.9%
Personal Loans	20.6	19.7	4.5%
Mortgage Loans	24.0	21.6	11.0%
Companies	96.1	89.8	7.0%
Total with Financial Guarantees Provided	**145.6**	**135.5**	**7.4%**

In R$ billions, end of period	4Q17	3Q17	Δ
Argentina	8.2	7.0	16.9%
Chile	96.7	89.4	8.1%
Colombia	25.8	25.8	0.0%
Paraguay	6.3	5.7	10.9%
Panama	0.8	0.8	-4.7%
Uruguay	7.8	6.7	15.8%
Total with Financial Guarantees Provided	**145.6**	**135.5**	**7.4%**

(1) Includes operations originated by the institution and acquired operations; (2) Includes Rural Loans to Individuals. (3) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (4) Includes Debentures, CRI and Commercial Paper. (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client's size. Note: Excluding the effect of foreign exchange variation, the Corporate Loans portfolio would have decreased 0.7% in the quarter and 9.4% in the 12-month period and the Latin America portfolio would have increased 0.9% in the quarter and 0.5% in the 12-month period.

Itaú Unibanco Holding S.A.

page 49

Itaú

Credit Portfolio by Currency R$billion Dec-17 192.4 365.4 557.7 Sep-17 180.7 358.4 539.1 Jun-17 184.9 367.4 552.3 Mar-17 176.5 373.9 550.3 Dec-16 183.3 378.7 562.0 Sep-16 193.8 374.0 567.7 Jun-16 194.9 378.1 573.0 Mar-16 216.0 384.7 600.7 Dec-15 234.3 400.9 635.2 Foreign Currency Local Currency Itaú Unibanco Holding S.A. page 50

Credit Portfolio by Product

In R$ billions, end of period	4Q17	3Q17	Δ	4Q16	Δ
Individuals - Brazil [1]	**184.4**	**179.0**	**3.0%**	**183.2**	**0.6%**
Credit Card	63.0	57.2	10.3%	59.0	6.8%
Personal Loans	24.3	25.0	-2.9%	25.8	-6.1%
Payroll Loans [2]	44.2	44.6	-0.8%	44.6	-1.0%
Vehicles	14.1	13.9	1.4%	15.4	-8.4%
Mortgage Loans	38.7	38.3	0.9%	38.1	1.4%
Rural Loans	0.1	0.1	-8.0%	0.2	-42.5%
Companies - Brazil [1]	**166.7**	**162.1**	**2.8%**	**180.3**	**-7.6%**
Working Capital [3]	84.6	76.6	10.5%	93.3	-9.3%
BNDES/Onlending	22.9	26.6	-13.9%	32.7	-30.0%
Export / Import Financing	39.8	39.4	0.8%	30.5	30.4%
Vehicles	2.6	2.3	14.6%	2.9	-11.4%
Mortgage Loans	8.2	8.9	-7.8%	10.5	-21.3%
Rural Loans	8.6	8.3	3.3%	10.4	-17.7%
Latin America [4]	**136.2**	**126.7**	**7.5%**	**127.7**	**6.6%**
Total without Financial Guarantees Provided	**487.2**	**467.8**	**4.1%**	**491.2**	**-0.8%**
Financial Guarantees Provided	70.5	71.3	-1.1%	70.8	-0.4%
Total with Financial Guarantees Provided	**557.7**	**539.1**	**3.5%**	**562.0**	**-0.8%**
Corporate Securities [5]	36.0	36.1	-0.3%	36.4	-1.1%
Total Risk	**593.7**	**575.2**	**3.2%**	**598.4**	**-0.8%**
Citibank's Operation	6.4	-	-	-	-
Total Risk with Citibank	**600.1**	**575.2**	**4.3%**	**598.4**	**0.3%**

(1) Includes units abroad ex-Latin America; (2) Includes operations originated by the institution and acquired operations; (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay; (5) Includes Debentures, CRI and Commercial Paper.

Itaú Unibanco Holding S.A.

page 51

Credit Portfolio Growth in Brazil 1 (in R$Billions) Nominal GDP (Nov-13 to Nov-17): 23.5% Accumulated Inflation (IPCA) (Dec-13 to Dec-17): 30.0% Accumulated Interbank Rate: (Dec-13 to Dec-17): 58.5% Credit Card Loans Personal Loans Payroll Loans Vehicle Loans Considers the acquisition of the “Credicard” portfolio of approx. R$7 bn which was included in Dec-13. 16.2% -9.7% 95.8% -65.1% 54 7.7% -14.6% 59 59 59 63 -2.7% 45 45 44 -29.5% 27 28 28 26 24 41 23 40 29 20 15 14 Dec-13 Dec-14 Dec-15 Dec-16 Dec-17 Dec-13 Dec-14 Dec-15 Dec-16 Dec-17 Mortgage Loans Corporate Loans 59.6% -17.4% 11.6% -29.5% 147 152 130 122 35 38 39 107 24 29 Dec-13 Dec-14 Dec-15 Dec-16 Dec-17 Dec-13 Dec-14 Dec-15 Dec-16 Dec-17 Dec-13 Dec-14 Dec-15 Dec-16 Dec-17 Very Small, Small and Middle Market Loans -18.0% -10.1% 72 69 66 59 59 Dec-13 Dec-14 Dec-15 Dec-16 Dec-17 Dec-13 Dec-14 Dec-15 Dec-16 Dec-17 Total Brazil -5.3% -13.4% 371 401 405 364 351 Dec-13 Dec-14 Dec-15 Dec-16 Dec-17 (1) Loan Portfolio without financial guarantees provided. Itaú Unibanco Holding S.A. page 52

Credit Portfolio Breakdown [1]

Companies Credit Portfolio by Business Sector [2,3]

In R$ billions, end of period	4Q17	3Q17	Δ
Public Sector	**4.9**	**3.9**	**26.0%**
Private Sector | Companies	**314.0**	**305.5**	**2.8%**
Real Estate	21.9	21.6	1.4%
Food and beverage	17.3	16.4	5.5%
Vehicles and auto parts	16.0	17.2	-6.6%
Agribusiness and fertilizers	16.0	15.7	2.2%
Energy and water treatment	15.8	15.9	-0.6%
Transportation	13.7	13.6	0.6%
Banks and other financial institutions	11.0	11.6	-5.3%
Infrastructure work	10.4	10.7	-2.6%
Mining	9.3	9.5	-2.6%
Steel and metallurgy	9.2	9.3	-1.7%
Telecommunications	9.0	9.0	-0.3%
Petrochemical and chemical	8.6	8.8	-3.0%
Sugar and Alcohol	7.6	8.0	-4.9%
Pharmaceutical and cosmetics	7.2	7.1	2.5%
Capital Assets	6.9	6.7	2.6%
Electronic and IT	6.4	6.1	5.3%
Oil and gas	6.3	5.6	11.8%
Construction Material	6.3	6.0	4.1%
Clothing and footwear	4.8	4.9	-1.1%
Services - Other	39.9	36.0	10.7%
Commerce - Other	17.6	15.8	11.8%
Industry - Other	8.0	7.3	8.4%
Other	45.0	42.7	5.3%
Total	**318.9**	**309.3**	**3.1%**

R$ million

Credit Concentration [2]

Dec-17

	Loan, lease and other credit operations		Loan, lease, other credit operations and securities of companies and financial institutions	
	Risk	% of Total	Risk	% of Total
Largest Debtor	4,079	0.7	7,668	1.2
10 largest debtors	28,958	5.1	39,990	6.2
20 largest debtors	46,313	8.2	64,835	10.1
50 largest debtors	74,764	13.3	108,828	16.9
100 largest debtors	101,142	17.9	144,443	22.4


3%
2%
7%
9%
37%
11%
12%
18%
Other
Industry and Extractivism
Real Estate and Construction
Consumer Goods
Vehicles and Transportation
Agriculture and Related
Banks and other financial institutions
Public Sector

(1) Includes the consolidation of Citibank in the 4Q17; (2) Includes financial guarantees provided. (3) Industry and Extractivism = Mining (+) Steel and Metallurgy (+) Capital Assets (+) Petrochemical and Chemical (+) Energy and sewage (+) Oil and gas. Consumer Goods = Food and beverage (+) Clothing and footwear (+) Pharmaceuticals and cosmetics (+) Electronic and IT. Vehicles and Transportation = Transportation (+) Vehicles and autoparts. Real Estate and Construction = Real estate agents (+) Construction material (+) Infrastructure work. Agriculture and Related = Agribusiness and fertilizers (+) Sugar and alcohol. Other = Services – Other (+) Commerce – Other (+) Industry – Other (+) Other (+) Telecommunications.

Itaú Unibanco Holding S.A.
page 53

Credit Portfolio by Vintage1,2 Profile of credit portfolio by origination period: Older vintages with higher spreads are losing relevance compared to the most recent ones. 54.7% of total origination was created in the past 12 months. 491 468 494 43.7% 42.6% 40.9% 5.4% 4.8% 4.3% 5.7% 5.0% 6.1% 7.9% 6.5% 7.0% 9.0% 9.8% 10.5% 29.7% 29.0% 32.1% 4Q16 3Q17 4Q17 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 (1) Includes the consolidation of Citibank in the 4Q17; (2) Does not include financial guarantees provided. R$billion Itaú Unibanco Holding S.A. page 54

Evolution of the Credit Portfolio Mix Corporate and Individuals1 | Brazil Individuals 13.4% 17.4% 21.8% 24.4% 24.3% 25.5% 24.4% 25.0% 24.0% 14.4% 15.3% 15.6% 17.0% 18.5% 19.9% 20.8% 21.4% 21.0% 24.0% 19.8% 15.6% 12.7% 10.7% 9.2% 8.4% 7.9% 7.6% 16.0% 16.4% 15.1% 15.8% 15.2% 15.5% 14.1% 14.2% 13.2% 32.2% 31.1% 32.0% 30.1% 31.3% 29.9% 32.3% 31.5% 34.2% Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Credit Card Personal Loans Vehicles Mortgage Loans Payroll Loans Companies 64.2% 65.4% 68.0% 68.6% 69.7% 67.6% 67.3% 66.7% 64.4% 35.8% 34.6% 32.0% 31.4% 30.3% 32.4% 32.7% 33.3% 35.6% Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Very Small, Small and Middle Market Corporate (1) Excluding financial guarantees provided. Itaú Unibanco Holding S.A. page 55

Managerial Financial Margin With Clients1 4Q17 3Q17 Average Financial Average Rate Average Financial Average Rate In R$millions, end of period Balance Margin (p.a.) Balance Margin (p.a.) 635,714 15,314 624,503 15,410 10.1% Financial Margin with Clients 9.9% Spread-Sensitive Operations 529,901 13,274 10.3% 526,027 13,168 10.3% Working Capital and Other 105,813 2,040 7.8% 98,476 2,242 9.3% Cost of Credit (4,192) (3,990) Risk-Adjusted Financial Margin with Clients 635,714 11,123 7.1% 624,503 11,421 7.4% Financial Margin with Clients Breakdown (Quarter) R$million 15,410 39 141 52 212 152 118 15,314 BRAZIL 3Q17 Mix of products, Liabilities' Margin Average Asset Working Capital and Structured Latin America 4Q17 clients and spreads Portfolio 2 other operations from the Financial Margin wholesale segment with Clients in 4Q17 (1) For comparison purposes, Itaú Unibanco Holding managerial figures include adjustments for non-recurring effects, tax effect of hedge of investments abroad and sovereign bonds; (2) Considers credit and private securities portfolio net of overdue balance over 60 days. Itaú Unibanco Holding S.A. page 56

Financial Margin with Clients | Annualized Average Rate Annualized Average Rate | Consolidated With Citibank 10.1% 10.3% 10.5% 10.8% 10.3% 10.3% 10.1% 9.9% 9.9% 6.8% 6.6% 6.7% 7.3% 7.4% 7.1% 6.1% 7.1% 5.4% With Citibank 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 Annualized Average Rate | Brazil 14.1% 14.1% 14.1% 13.8% With Citibank 12.0% 12.7% 12.6% 12.3% 11.9% 12.3% 12.5% 13.0% 13.3% 12.6% 9.2% 8.9% 10.9% With Citibank 8.4% 8.2% 8.2% 8.9% 9.2% 8.8% 7.2% 7.5% 6.6% 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 Annualized average rate of financial margin with clients Annualized average risk-adjusted financial margin with clients CDI (annualized quarterly rate) Itaú Unibanco Holding S.A. page 57

Loan Portfolio Mix Change 1 (%) Itaú Unibanco’s share in Latin America businesses Consolidated Dec-17 20.4 12.1 2.9 12.9 5.0 9.6 9.1 27.9 13.6 Dec-17 28.4 16.8 4.0 18.0 6.9 13.4 12.6 Brazil 2 Dec-16 30.7 16.1 4.2 16.2 7.1 13.4 12.3 Dec-15 35.0 16.1 4.9 14.4 7.0 11.2 11.2 Dec-14 34.1 17.0 7.2 14.8 7.0 9.8 10.1 Dec-13 32.8 19.1 10.9 14.6 7.2 9.2 6.1 Corporate Very Small, Small and Middle Market Vehicles Credit Card Personal Loans Latin America 3 Mortgage Loans Payroll Loans (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. Itaú Unibanco Holding S.A. page 58

Financial Margin with the Market R$billion 1.7 1.7 1.7 1.7 1.8 1.8 1.7 1.6 1.6 1.7 1.7 2.0 1.9 1.6 1.3 1.5 1.4 1.4 1.6 1.5 1.8 1.7 1.2 1.2 1.3 1.1 1.2 0.3 0.3 0.3 0.2 0.1 0.1 0.2 0.2 0.2 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 Financial Margin with the Market - Brazil1 Financial Margin with the Market - Latin America2, 3 1-year moving average of Financial Margin with the Market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil; (3) The Latin America pro forma Financial Margin with the Market from 2015 and 1Q16 does not consider CorpBanca´s information, which is classified in financial margin with clients. Itaú Unibanco Holding S.A. page 59

Provision for Loan Losses and Cost of Credit

Provision for Loan Losses by Segment



R$ million
4.0% 4.0% 3.9% 4.3% 4.3% 4.4% 4.6% 5.8% 5.0% 5.0% 4.7% 4.5% 4.1% 3.6% 3.7%
4,630 4,865 4,828 5,714 5,768 5,997 6,366 7,824 6,337 6,169 5,823 5,392 4,948 4,282 4,442 (1)
208 323 338 358 392 399 383 772 396 412 757 432 598 514 701
571 915 1,112 1,892 1,629 1,295 1,362 2,728 1,546 1,825 1,070 1,410 619 532 248
3,851 3,628 3,378 3,464 3,747 4,302 4,621 4,323 4,395 3,932 3,996 3,550 3,732 3,236 3,493
2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17
Retail Banking - Brazil
Wholesale Banking - Brazil
Latin America ex-Brazil
Provision for Loan Losses / Loan Portfolio (*) - Annualized

(*) Average balance of the loan portfolio, considering the last two quarters. (1) Including Citibank's operations acquired, the provision for loan losses would be R$4,483 million.

Cost of Credit

(Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted)



R$ million
3.1% 3.0% 4.4% 4.1% 3.7% 4.2% 3.6% 3.0% 2.7% 2.9%
5,075 5,135 7,211 6,335 5,582 6,352 5,281 4,474 3,990 4,192
3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17
Cost of Credit
Cost of Credit / Total Risk (*) - Annualized

(*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters.

Itaú Unibanco Holding S.A.

page 60

Allowance for Loan Losses by Risk– Consolidated

Allocation of Total Allowance(*) by Type of Risk - Consolidated



37.4
36.6
36.7**
Potential³
16.9
17.0
16.7
Aggravated
8.8
9.7
9.8
Overdue
11.8
10.0
10.1
Dec-16
Sep-17
Dec-17
Expected and/or Potential Loss
Related to expected loss in Retail segment and potential loss in Wholesale segment
Retail - Brazil¹
5.8
Wholesale -Brazil¹
8.8
Latin America²
2.1
Renegotiation and overdue loans
Related to aggravated risk rating of overdue and renegotiated operations
Renegotiations (non-overdue/aggravated)
Retail - Brazil¹
0.9
4.1
5.0
Wholesale -Brazil¹
0.7
2.9
3.6
Latin America²
0.3
0.8
1.2
Overdue operations according to the Brazilian Central Bank
Related to minimum provision required for overdue operations according to CMN Resolution 2,682/1999
Fully Provisioned
Retail - Brazil¹
2.5
5.6
8.0
Wholesale -Brazil¹
0.5
0.5
1.0
Latin America²
0.5
0.6
1.1



R$ billion
Regulatory Breakdown
36.7**
Complementary Allowance
8.2
Provision for Financial Guarantees Provided
1.9
10.1
Generic Allowance
12.2
Specific Allowance
14.4
Dec-17

(1) Includes units abroad ex-Latin America; (2) Excludes Brazil; (3) Allowance for potential losses includes the provision for financial guarantees provided.
(*) Total allowance includes provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.
(**) Including Citibank's Operations, total allowance would have been R$37.3 billion.

Itaú Unibanco Holding S.A.

page 61

Non Performing Loans Ratios

90-day NPL Ratio| Consolidated (%)



4.0 3.6 3.4 3.8 3.9 4.8 4.2 4.2 3.9 3.8 3.7*
3.3 3.0 2.9 3.0 3.2 3.9 3.4 3.4 3.2 3.2 3.0*
0.7 0.9 1.1 1.2 1.1 1.2 1.2 1.3 1.2 1.4 1.5
Dec-13 Sep-14 Dec-14 Sep-15 Dec-15 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17
Total
Brazil¹
Latin America²

* Considering the Citibank´s operations, the Total 90-day NPL ratio would be 3.1% and the Brazil 90-day NPL ratio would be 3.7%.

15 to 90-day NPL Ratio | Consolidated - %



3.2 2.7 2.6 3.2 2.8 3.2 2.6 3.3 2.7 2.7 2.7*
3.0 2.6 2.5 3.0 2.6 2.9 2.5 3.2 2.8 2.8 2.7*
1.2 1.4 1.7 1.5 1.5 2.1 2.3 2.7 2.9 3.0 2.9
Dec-13 Sep-14 Dec-14 Sep-15 Dec-15 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17
Total
Brazil¹
Latin America²

* Considering the Citibank´s operations, the Total 15 to 90-day NPL ratio would be 2.7% and the Brazil 15 to 90-day NPL ratio would be 2.7%.

90-day NPL Ratio | Brazil [1] (%)



6.1 5.2 4.9 5.4 5.8 5.7 5.6 5.3 5.2 5.1 4.8*
5.3 4.4 4.2 4.2 4.7 6.3 5.8 5.6 5.1 4.9 4.6*
0.5 0.8 0.9 1.5 1.1 2.8 1.3 1.6 1.2 1.0 1.0
Dec-13 Sep-14 Dec-14 Sep-15 Dec-15 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17
Individuals
Corporate
Very Small, Small and Middle Market Companies

* Considering the Citibank´s operations, the Individuals 90-day NPL ratio would be 4.9% and the SMEs 90-day NPL ratio would be 4.5%.

15 to 90-day NPL Ratio | Brazil [1] - %



4.9 4.2 3.8 4.2 3.9 4.2 3.6 4.0 3.7 3.5 3.2*
3.2 3.0 3.1 3.4 3.9 3.8 3.5 3.7 2.8 3.0 2.5*
0.8 0.5 0.8 1.9 0.9 1.5 0.7 2.0 1.0 1.0 1.8
Dec-13 Sep-14 Dec-14 Sep-15 Dec-15 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17
Individuals
Corporate
Very Small, Small and Middle Market Companies

* Considering the Citibank´s operations, the Individuals 15 to 90-day NPL ratio would be 3.3% and the SMEs 15 to 90-day NPL ratio would be 2.5%.

Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. (1) Includes units abroad ex-Latin America. (2) Excludes Brazil.

Itaú Unibanco Holding S.A.

page 62

NPL Ratio Evolution – Individuals (Brazil) NPL Ratio (Over 90 days) -% Mix jun-12 5.6 5.2 5.7 4.8* Dec-16 Jun-17 Dec-17 (*) Considering the Citibank´s operations, the Individuals 90-day NPL ratio would have been 4.9%. Itaú Unibanco Holding S.A. page 63

NPL Creation R$billion 6.8 5.7 6.0 5.3 5.3 With Citibank 4.9 4.4 4.4 4.4 4.3 4.5 4.3 4.2 4.1 With Citibank 3.8 3.8 3.6 2.3 3.5 3.3 1.5 3.2 1.0 1.1 1.0 0.8 0.5 0.4 0.5 0.8 0.3 0.4 0.5 0.2 0.2 0.5 0.2 0.1 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil Itaú Unibanco Holding S.A. page 64

Provision for Loan Losses and NPL Creation by Segment Retail Banking - Brazil 89% 3.8 3.2 3.6 3Q17 Wholesale Banking - Brazil 230% 0.2 0.5 0.2 3Q17 Latin America ex–Brazil 97% 0.4 0.5 0.5 3Q17 Total 98% 4.4 4.3 4.4 3Q17 Provision for Loan Losses NPL Creation Provision for Loan Losses / NPL Creation R$billion 108% 3.5 3.2 1 4Q17 R$billion 48% 0.2 0.5 4Q17 R$billion 128% 0.7 0.5 4Q17 R$billion 104% 4.4 2 4.3 3 4Q17 (1) Including Citibank’s operations acquired, he estimated NPL Creation of Retail Banking - Brazil would be R$3,3 billion. (2) Including Citibank’s operations acquired, the provision for loan losses would be R$4,5 billion. (3) Including Citibank’s operations acquired, the estimated Total NPL Creation would be R$4,4 billion. Itaú Unibanco Holding S.A. page 65

Coverage Ratio Total 90-day Coverage Ratio 715% 932% 908% 494% 562% 553% 462% 458% 345% 208% 232% 228% 231% 231% 245% 247% 251%1 215% 185% 221% 231% 243% 241% 209% 213% 219% 202% 164% 160% 159% 159% 162% 165% 166% 164% 166% Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Total - Brazil Retail - Brazil Latin America ex-Brazil Wholesale - Brazil (1) Including Citibank’s operations acquired, the Total - Brazil would be 249%. Balance of Allowance for Loan Losses R$million 36,035 38,241 38,470 39,103 37,431 37,640 37,417 36,630 36,666 * Complementary Allowance - expected loss 10,985 10,224 10,440 8,971 8,810 8,153 10,985 10,440 8,745 10,103 model 1,870 1,884 1,927 1,950 Provision for Financial Guarantees Provided 22,341 24,299 25,536 25,721 24,093 23,798 23,530 22,566 22,624 Allowance for Loan Losses Specific + Generic - Brazil¹ 2,709 2,957 2,710 2,942 2,899 3,000 3,194 3,392 3,940 Allowance for Loan Losses - Latin America² Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 (*) Including Citibank’s operations acquired, the total allowance for loan losses would be R$37,309 million. (1) Includes foreign units, excluding Latin America. (2) Excluding Brazil. Itaú Unibanco Holding S.A. page 66

Coverage Ratio (90-day NPL)

Coverage Ratio and Expanded Coverage Ratio



206%
210%
215%
204%
222%
231%
243%
246%
247%
245%
With Citibank
Without CorpBanca
With Itaú CorpBanca
97%
102%
104%
104%
104%
104%
101%
100%
100%
100%
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Total
Total (Expanded[1])

(1) Expanded Coverage Ratio is calculated from the division of the total allowance balance* by the sum of 90 days overdue operations and of renegotiated loan portfolio excluding the double counting of 90 days overdue renegotiated loans. Expanded Coverage Ratio data prior to June 2016 do not include CorpBanca.

(*) Total allowance used for calculation of the coverage and expanded coverage ratios includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

Coverage Ratio



932%
908%
562%
231%
241%
219%
162%
164%
166%
166%
With Citibank
Dec-16
Sep-17
Dec-17
Latin America ex-Brazil
Retail Banking - Brazil
Wholesale Banking - Brazil

Itaú Unibanco Holding S.A.

page 67

Loan Portfolio Evolution by Risk Level Brazil 1 Consolidated Total Allowance for Loan Losses (R$million) 33,921 32,369 32,275 * 37,431 36,630 36,666 * Loan Portfolio by Risk Level 46.0% 43.1% 43.5% 46.3% 42.2% 43.3% 34.0% 36.4% 37.0% 31.4% 34.3% 35.0% 4.8% 5.3% 5.1% 8.8% 9.8% 8.8% 4.2% 4.1% 3.8% 4.3% 4.3% 3.8% 11.0% 11.2% 10.7% 9.2% 9.4% 9.1% Dec-16 Sep-17 Dec-17 Dec-16 Sep-17 Dec-17 AA A B C D-H (*) Including Citibank’s operations acquired, the total allowance for loan losses would be R$37,309 million and the total allowance for loan losses in Brazil would be R$32,919 million. (1) Includes units abroad ex-Latin America. Note: Loan portfolio without financial guarantees provided. Total allowance includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16. Itaú Unibanco Holding S.A. page 68

Renegotiated Loan Operations

Total Renegotiated Portfolio | Breakdown by Days Overdue

(Data previous to June/16 do not include CorpBanca)

R$ billion



Brazil [1]
22.7 22.3 22.7 23.8 22.9 23.1 24.6 24.5 24.1
23.0 22.7 24.1 25.3 24.3 24.7 26.4 26.4 26.0
0.2 0.4 1.4 1.5 1.5 1.6 1.8 1.9 2.0
2.1 2.0 1.9 1.9 1.9 1.8 2.0 1.9 1.8
6.0 6.3 6.8 7.2 7.6 7.3 8.2 7.8 7.5
6.6 6.2 6.1 6.4 5.6 5.6 6.2 5.9 5.8
2.6 2.3 2.2 2.1 1.4 1.3 1.4 1.3 1.3
5.4 5.6 5.6 6.2 6.4 7.0 6.9 7.6 7.6
Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17
Days overdue: measured at the moment of renegotiation
Latin America [2]
When Written-off as a Loss
When over 90 days overdue
When 31-90 days overdue
When up to 30 days overdue
When non-overdue

Allowance for Loan Losses for Renegotiated Loans Portfolio

(Data previous to June/16 do not include CorpBanca)

R$ billion



33.9% 37.5% 43.3% 44.2% 40.8% 40.1% 41.2% 40.2% 40.8%
23.0 22.7 24.1 25.3 24.3 24.7 26.4 26.4 26.0
7.8 8.5 10.4 11.2 9.9 9.9 10.9 10.6 10.6
Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17
Allowance for Loan Losses for Renegotiated Loans Portfolio
Renegotiated Loans Portfolio
Allowance for Loan Losses for Renegotiated Loans Portfolio/ Renegotiated Loans Portfolio

90-day NPL of Renegotiated Loans Portfolio

(Data previous to June/16 do not include CorpBanca)

R$ billion



18.2% 20.4% 20.7% 26.4% 20.8% 19.7% 17.6% 17.2% 16.7%
4.2 4.6 5.0 6.7 5.1 4.9 4.6 4.6 4.3*
Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17
Total Renegotiated Loans Portfolio 90 day NPL
Total of Renegotiated Loans Portfolio 90-day NPL Ratio

* Including Citibank's operations acquired, the NPL 90 would be R$4.4 billion and the NPL Ratio would be 16.5%.

(1) Includes units abroad ex-Latin America; (2) Excludes Brazil.

Itaú Unibanco Holding S.A.

page 69

Credit Quality | Individuals Credit Cards Portfolio Loan-to-Value in Dec-17 Vehicles and Mortgage | Vintages 8.9% 19.9% 55.1% 55.2% 54.8% 55.6% 54.7% 6.3% 54.6% 9.0% 84.8% 71.1% Itaú Unibanco Brazilian Financial System Dec-16 Sep-17 Dec-17 excluding Itaú Unibanco Transactor² Installment with Interest Revolving Credit + Overdue Loans ¹ Vehicles Mortgage Loans Composition of the Payroll Loans Portfolio in Dec-17 10% 16% 74% Private Sector Public Sector INSS (1) Includes nonperforming loans 90 days and overdue loans 1-90 days. (2) Includes installment without interest. Change in the Mix of the Individuals Portfolio in Brazil 9.0% 12.0% 24.0% Payroll Loans Mortgage Loans 34.1% 21.0% Vehicles 7.6% 13.2% 17.8% Personal Loans Credit Card 27.0% 34.2% Dec-12 Dec-17 Itaú Unibanco Holding S.A. page 70

Banking Fee Revenues and Result from Insurance, Pension Plans and Premium Bonds

In R$ millions	4Q17	3Q17	Δ	2017	2016	Δ
Credit Cards	3,298	3,103	6.3%	12,367	12,150	1.8%
Current Account Services	1,733	1,699	2.0%	6,761	6,395	5.7%
Asset Management [1]	929	940	-1.2%	3,546	3,007	17.9%
Credit Operations and Guarantees Provided	882	829	6.4%	3,374	3,238	4.2%
Collection Services	459	432	6.2%	1,728	1,603	7.8%
Advisory Services and Brokerage	400	410	-2.4%	1,398	1,012	38.2%
Other	262	306	-14.5%	1,148	1,103	4.1%
Latin America (ex-Brazil)	682	638	6.8%	2,563	2,443	4.9%
Commissions and Fees	8,645	8,358	3.4%	32,885	30,952	6.2%
Result from Insurance Operations [2]	1,711	1,487	15.1%	6,256	6,263	-0.1%
Total *	10,356	9,845	5.2%	39,141	37,215	5.2%

Operational Coverage Ratio


R$ million
79.6%
81.4%
82.1%
75.8%
80.3%
85.8%
82.2%
83.3%
83.7%
9,480
8,882
9,376
9,380
9,576
9,441
9,498
9,845
10,356*
34.4%
33.5%
34.8%
34.2%
33.7%
35.2%
35.3%
37.0%
38.2%
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
Commissions and Fees and Result from Insurance Operations²
Commissions and Fees and Result from Insurance Operations² / Operating Revenues³
Commissions and Fees and Result from Insurance Operations² / Non-interest Expenses

(1) Includes fund management fees and consortia management fees. (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses. (3) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

(*) Including Citibank's operations, total commissions and fees and result from insurance operations would be R$ 10,485 million in 4Q17, reaching R$39,270 million in 2017.

Itaú Unibanco Holding S.A.

page 71

Merchant Acquiring - REDE Credit Card Transaction Volume R$million 67,110 68,259 69,425 59,982 61,328 62,370 60,938 61,937 63,558 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 Numbers Dec-17 % growth 4Q17 x 4Q16 POS number 1.2 million -21.3% Transactions 1.07 billion 2.0% Purchase volume R$108.1 billion 2.2% Debit Card Transaction Volume R$million 37,358 37,548 38,711 32,916 32,070 32,851 32,867 32,014 32,234 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 Service Revenues from Acquiring R$million 1,513 1,447 1,501 1,535 1,444 1,426 1,433 1,401 1,399 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 Itaú Unibanco Holding S.A. page 72

Insurance Operations | Pro Forma Income Statement

In R$ millions	4Q17 Total	4Q17 Core Activities	4Q17 Other Activities	Core Activities 3Q17	Δ	Core Activities 4Q16	Δ
Earned Premiums	1,012	948	65	902	5.1%	1,002	-5.4%
Revenues from Pension Plan and Premium Bonds	491	491	-	242	103.3%	259	89.4%
Retained Claims	(373)	(246)	(127)	(266)	-7.4%	(310)	-20.5%
Selling Expenses	(39)	(7)	(32)	(6)	19.1%	(19)	-64.3%
Result from Insurance, Pension Plan and Premium Bonds	**1,091**	**1,186**	**(95)**	**872**	**36.0%**	**933**	**27.2%**
Managerial Financial Margin	106	65	41	111	-41.7%	174	-62.8%
Commissions and Fees	497	499	(2)	522	-4.4%	448	11.4%
Earnings of Affiliates	118	86	33	50	72.6%	78	10.2%
Non-interest Expenses	(463)	(436)	(27)	(448)	-2.8%	(478)	-8.9%
Tax Expenses for ISS, PIS and Cofins and other taxes	(83)	(84)	2	(72)	17.4%	(70)	20.6%
Income before Tax and Minority Interests	**1,267**	**1,316**	**(48)**	**1,035**	**27.2%**	**1,085**	**21.3%**
Income Tax/Social Contribution and Minority Interests	(532)	(580)	47	(435)	33.2%	(493)	17.6%
Recurring Net Income	**735**	**736**	**(1)**	**599**	**22.8%**	**591**	**24.4%**

Net Income and Insurance Ratio[1]



R$ millions
11.7% 15.1% 13.1% 12.2% 11.1% 12.6% 9.7% 10.3% 11.7%
667 778 728 683 643 777 601 641 735
68 70 72 69 73 73 63 62 49
190 225 211 218 205 217 161 209 341
339 418 391 360 314 417 382 328 346
70 64 53 36 51 70 (6) 42 (1)
4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17
Other Activities
Insurance - Core Activities
Pension Plan
Premiums Bonds
Insurance Ratio 1

Note: Our core activities consist of mass-market products related to Life, Property, Credit Life, Pension and Premium Bonds. Other insurance activities correspond to Extended Warranty, Health Insurance, our stake in IRB, and other. (1)Insurance Ratio = Recurring net income from Insurance, Pension Plan and Premium Bonds operations / Itaú Unibanco's recurring net income. If the liability adequacy test were excluded, the Insurance Ratio would have been 9.5%.

Itaú Unibanco Holding S.A.
page 73
Itaú

Insurance Operations | Insurance Core Activities

Net Income and Underwriting Margin


R$ million
67.0% 69.4% 71.3% 69.5% 69.8% 72.2% 79.1% 71.4% 74.8%
697 721 706 696 699 706 737 644 709
339 418 391 360 314 417 382 328 346
4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17
Net Income
Underwriting Margin
Underwriting Margin / Earned Premiums

Combined Ratio [1]


51.3% 48.1% 49.0% 52.9% 53.7% 45.8% 43.1% 51.5% 48.4%
58.0% 55.3% 56.4% 59.8% 59.2% 51.8% 47.7% 57.9% 52.0%
4.5% 2.4% 2.1% 1.7% 1.7% 1.8% 1.0% 0.6% 0.6%
25.0% 24.7% 27.7% 29.3% 29.0% 24.0% 26.8% 29.3% 26.8%
28.5% 28.2% 26.6% 28.9% 28.5% 26.0% 19.9% 28.1% 24.5%
4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17
Selling Expenses/Earned Premiums
Administrative Expenses and Other/Earned Premiums
Insurance Claims/Earned Premiums
Extended Combined Ratio

Earned Premiums Breakdown


R$ million
1,040 1,039 991 1,002 1,002 978 931 902 948
14.4% 15.9% 15.3% 15.4% 15.2% 16.1% 17.3% 18.2% 17.7%
1.8% 1.8% 1.8% 1.8% 1.8% 1.7% 1.8% 1.8% 1.7%
14.8% 14.4% 14.5% 13.4% 13.0% 12.4% 12.9% 13.4% 13.7%
17.0% 16.0% 15.5% 15.4% 15.2% 15.1% 15.4% 15.3% 15.8%
52.0% 51.8% 52.9% 54.0% 54.9% 54.6% 52.6% 51.3% 51.0%
4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17
Life and Personal Accidents
Credit Life
Protected Card
Property risk
Other

Retained Claims Breakdown


R$ million
296 293 264 289 285 254 185 253 233
18.8% 25.7% 23.0% 19.7% 21.8% 23.4% 28.1% 20.7% 26.4%
3.4% 2.5% 2.6% 2.5% 4.4% 1.6% 3.1% 2.0% 3.3%
10.9% 10.8% 11.0% 12.3% 9.3% 9.7% 12.0% 12.1% 10.4%
1.4% 1.8% 1.9% 2.1% 0.7% 1.9% 4.2% 7.8% 5.6%
65.5% 59.3% 61.5% 63.5% 63.8% 63.4% 52.6% 57.4% 54.3%
4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17
Life and Personal Accidents
Protected Card
Credit Life
Property risk
Other

(1) The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums. The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

Itaú Unibanco Holding S.A.
page 74

Pension Plan Segment Focus on Client Experience 7 Reasons to Invest 1 Plan your retirement 2 Pay your future health expenses 3 Invest in your kids’ education 4 Plan your taxes expenses 5 Improve your investment return Recurring Net Income R$million 340.8 225.5 211.5 217.9 205.1 217.3 209.4 189.6 161.4 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 Technical Provisions R$billion 6 Flexibility to change pension plan 7 Succession planning Concept 1,3,6,9: How much do the client have to save to enjoy a peaceful retirement? 136.7 142.7 124.1 130.1 149.4 157.4 163.0 177.3 170.7 Years of salary accumulated Age 1 35 3 45 6 55 9 65 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 Itaú Unibanco Holding S.A. page 75

Non-interest Expenses

In R$ millions	4Q17	3Q17	Δ	2017	2016	Δ
Personnel Expenses	(5,389)	(5,020)	7.3%	(20,179)	(19,721)	2.3%
Administrative Expenses	(4,208)	(3,961)	6.3%	(15,925)	(15,841)	0.5%
Operating Expenses	(1,156)	(1,382)	-16.4%	(4,859)	(4,995)	-2.7%
Other Tax Expenses (1)	(86)	(94)	-8.9%	(344)	(373)	-7.6%
Latin America (ex-Brazil) (2)	(1,537)	(1,361)	12.9%	(5,439)	(5,696)	-4.5%
Total (3)	**(12,375)**	**(11,818)**	**4.7%**	**(46,745)**	**(46,625)**	**0.3%**

(1) Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; (2) Does not consider overhead allocation; (3) Including Citibank's operations acquired, total non-interest expenses ratio would be R$12,675 million in the fourth quarter of 2017 and R$47,045 million in 2017.

Branches and Client Service Branches [4,5]



5,279
94
3,821
824
540
Dec-15
5,215
108
3,755
813
539
Mar-16
5,154
115
3,707
794
538
Jun-16
5,119
130
3,664
780
545
Sep-16
5,103
135
3,653
766
549
Dec-16
5,005
144
3,553
757
551
Mar-17
4,955
154
3,523
736
542
Jun-17
4,919
156
3,523
718
522
Sep-17
4,981
71
160
3,520
703
527
Dec-17
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil
Citibank Branches

Number of Employees



Amout
97,865
13,672
712
83,481
Dec-15
97,043
13,469
703
82,871
Mar-16
96,460
13,531
716
82,213
Jun-16
95,984
13,552
695
81,737
Sep-16
94,779
13,260
648
80,871
Dec-16
94,955
13,116
620
81,219
Mar-17
95,065
13,204
609
81,252
Jun-17
96,326
13,282
643
82,401
Sep-17
99,332
2,897
13,223
572
82,640
Dec-17
Brazil
Abroad (ex-Latin America)
Latin America
Citibank

(4) Includes IBBA representative offices abroad. (5) Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Uruguay, Panama and Paraguay.
Note: For companies under our control, 100% of the total number of employees is considered. No employees are considered for companies not controlled by us.

Itaú Unibanco Holding S.A.
page 76

Efficiency Ratio and Risk-Adjusted Efficiency Ratio 65.5 72.4 69.8 69.6 68.6 64.5 63.4 63.3 65.0 45.8 43.6 44.9 48.0 44.8 43.6 45.7 47.3 48.6 63.7 65.9 67.7 69.3 70.1 68.2 66.6 65.0 64.0 44.0 44.1 44.6 45.6 45.3 45.3 45.5 45.3 46.3 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 Trailing 12-month Efficiency Ratio (%) Trailing 12-month Risk-Adjusted Efficiency Ratio (%) Quarterly Efficiency Ratio (%) Quarterly Risk-Adjusted Efficiency Ratio (%) Risk-Adjusted = Efficiency Ratio Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Expenses) + Cost of Credit (Managerial Financial Margin + Commissions and Fees + Result of Insurance, Pension Plan and Premium Bonds + Tax Expenses for ISS, PIS, Cofins and Other Taxes) Itaú Unibanco Holding S.A. page 77

Balance Sheet – Assets and Liabilities [1]

R$ million

Assets	4Q17	3Q17	Δ	4Q16	Δ
Current and Long-term Assets	**1,475,217**	**1,439,523**	**2.5%**	**1,400,097**	**5.4%**
Cash and Cash Equivalents	18,749	19,089	-1.8%	18,542	1.1%
Short-term Interbank Investments	271,254	287,701	-5.7%	286,038	-5.2%
Securities and Derivative Financial Instruments	445,751	412,806	8.0%	376,887	18.3%
Interbank and Interbranch Accounts	132,752	126,804	4.7%	113,568	16.9%
Loan, Lease and Other Loan Operations	493,595	467,831	5.5%	491,225	0.5%
(Allowance for Loan Losses)	(35,360)	(34,702)	1.9%	(35,986)	-1.7%
Other Assets	148,475	159,993	-7.2%	149,822	-0.9%
Permanent Assets	**28,286**	**26,477**	**6.8%**	**26,987**	**4.8%**
Total Assets	**1,503,503**	**1,466,000**	**2.6%**	**1,427,084**	**5.4%**

Liabilities	4Q17	3Q17	Δ	4Q16	Δ
Current and Long-Term Liabilities	**1,362,133**	**1,328,779**	**2.5%**	**1,297,823**	**5.0%**
Deposits	402,938	359,904	12.0%	329,414	22.3%
Deposits Received under Securities Repurchase Agreements	323,910	336,951	-3.9%	366,038	-11.5%
Fund from Acceptances and Issue of Securities	107,581	106,638	0.9%	93,711	14.8%
Interbank and Interbranch Accounts	39,086	37,638	3.8%	32,362	20.8%
Borrowings and Onlendings	63,441	66,318	-4.3%	75,614	-16.1%
Derivative Financial Instruments	26,453	21,562	22.7%	24,711	7.0%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	183,747	177,522	3.5%	156,656	17.3%
Other Liabilities	214,977	222,244	-3.3%	219,317	-2.0%
Deferred Income	**2,433**	**2,082**	**16.9%**	**2,046**	**18.9%**
Minority Interest in Subsidiaries	**12,014**	**11,508**	**4.4%**	**11,625**	**3.3%**
Stockholders' Equity	**126,924**	**123,631**	**2.7%**	**115,590**	**9.8%**
Total Liabilities and Equity	**1,503,503**	**1,466,000**	**2.6%**	**1,427,084**	**5.4%**

(1) Includes the consolidation of Citibank in the 4Q17.

Itaú Unibanco Holding S.A.

page 78

Itaú

Total Assets 1 | Evolution and Breakdown 1,475.2 1,503.5 1,427.1 458.2 30.5% 29.6% 445.8 28.1% 422.8 148.5 9.9% 28.3 1.9% 2015 2016 2017 Securities and Derivatives Breakdown Loans Breakdown 2.9% 5.1% Pension Plans Fund Quotas 5.0% 6.5% 9.1% 27.9% Domestic Government Bonds 13.8% 38.0% 9.6% Corporate Securities International Government Bonds 12.9% Derivatives 20.4% 36.7% 12.1% (1) Includes the consolidation of Citibank in the 4Q17; (2) Net of Allowance for Loan Losses. R$billion Loans 2 Securities and Derivatives Financial Instruments Cash and Cash Equivalents, Interbank Investments and Interbank and Interbranch Accounts Other Permanent Assets Latin America Corporate SME's Credit Cards Mortgage (includes individuals and companies) Payroll Loans to Individuals Personal Loans Vehicles Itaú Unibanco Holding S.A. page 79

Total Liabilities 1 | Evolution and Breakdown R$billion 1,475.2 1,427.1 2015 2016 1,503.5 527.5 306.9 183.7 176.7 129.0 126.9 52.7 2017 35.1% Deposits, Debentures and Funds from Bills and Structured Operations Certificates 20.4% Deposits Received under Securities, Repurchase Agreements and Fund from Acceptances and Issue of Securities 2 12.2% Technical Provisions for Insurance, Pension Plans and Capitalization 11.8% Others 3 8.6% Interbank and Interbranch Accounts, Borrowings and Onlendings and Derivative Financial Instruments 8.4% Stockholder´s Equity 3.5% Subordinated Debt 4 (1) Includes the consolidation of Citibank in the 4Q17; (2) Net of Allowance for Loan Losses; (2) Does not include debentures, Funds from Bills and Structured Operations Certificates; (3) Includes Deferred Income, Minority Interest in Subsidiaries and Other Liabilities; (4) Considers in the 4Q17, perpetual subordinated notes in the amount of R$4 billion. Itaú Unibanco Holding S.A. page 80

Funding

- Loan Portfolio mainly funded by **domestic client funding**
- **Diversified** funding base

In R$ millions, end of period	4Q17	3Q17	Δ	4Q16	Δ
Demand Deposits	68,589	58,609	17.0%	61,133	12.2%
Savings Deposits	119,075	112,249	6.1%	108,250	10.0%
Time Deposits	208,086	186,912	11.3%	156,274	33.2%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	58,837	73,573	-20.0%	132,149	-55.5%
Funds from Bills [1] and Structured Operations Certificates	65,015	67,827	-4.1%	59,424	9.4%
(1) Funding from Account Holders and Institutional Clients	**519,602**	**499,170**	**4.1%**	**517,231**	**0.5%**
Onlending	24,181	25,575	-5.5%	29,828	-18.9%
(2) Funding from Clients	**543,783**	**524,746**	**3.6%**	**547,058**	**-0.6%**
Assets Under Administration	969,858	938,494	3.3%	814,326	19.1%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	183,747	177,522	3.5%	156,656	17.3%
(3) Total – Clients	**1,697,388**	**1,640,762**	**3.5%**	**1,518,040**	**11.8%**
Interbank deposits	2,182	2,131	2.4%	3,757	-41.9%
Funds from Acceptance and Issuance of Securities	41,877	38,812	7.9%	34,287	22.1%
Total Funds from Clients + Interbank Deposits	**1,741,447**	**1,681,704**	**3.6%**	**1,556,084**	**11.9%**

In R$ millions, end of period	4Q17	3Q17	Δ	4Q16	Δ
Funding from Clients	543,783	524,746	3.6%	547,058	-0.6%
Funds from Acceptance and Issuance of securities Abroad	41,877	38,812	7.9%	34,287	22.1%
Borrowings	39,260	40,743	-3.6%	45,786	-14.3%
Other [2]	33,135	28,845	14.9%	34,126	-2.9%
Total (A)	**658,055**	**633,145**	**3.9%**	**661,257**	**-0.5%**
(-) Reserve Required by Brazilian Central Bank	(101,291)	(98,792)	2.5%	(90,155)	12.4%
(-) Cash (currency) [3]	(18,749)	(19,089)	-1.8%	(18,542)	1.1%
Total (B)	**538,014**	**515,264**	**4.4%**	**552,560**	**-2.6%**
Loan Portfolio (C) [4]	**487,219**	**467,831**	**4.1%**	**491,225**	**-0.8%**
Loan Portfolio / Gross Funding (C/A)	**74.0%**	**73.9%**	**10 bps**	**74.3%**	**-20 bps**
Loan Portfolio / Net Funding (C/B)	**90.6%**	**90.8%**	**-20 bps**	**88.9%**	**170 bps**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency. (4) The loan portfolio balance does not include financial guarantees provided.

Itaú Unibanco Holding S.A.

page 81

Funding

Funding from Clients [1]


In R$ billions
Without CorpBanca
With CorpBanca
1,390
1,396
1,479
1,543
1,556
1,595
1,648
1,682
1,741
831
872
909
966
971
1,028
1,070
1,116
1,154
308
292
336
342
348
329
332
328
332
172
166
163
165
169
168
174
171
188
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Demand and savings Deposits
Time Deposits + Debentures + Funds From Bills
Assets Under Administration + Technical Provisions for Insurance, Pension Plan and Premium Bonds
Total Funds from Clients + Interbank Deposits

(1) Includes institutional clients in the proportion of each type of product invested by them.

Ratio between Loan Portfolio and Funding [2]


85.5%
86.5%
89.0%
88.8%
88.9%
90.0%
89.8%
90.8%
90.6%
74.4%
74.4%
76.2%
75.4%
74.3%
74.6%
73.9%
73.9%
74.0%
746
703
654
657
661
641
650
633
658
96
98
94
99
109
109
115
118
120
555
523
498
495
491
478
480
468
487
649
605
560
558
553
531
534
515
538
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Funding from Clients (R$ billion)
Reserve Requirements and Cash
Loan Portfolio (R$ billion) [3]
Loan Portfolio [3] / Gross Funding
Loan Portfolio [3] / Funding [4]

% Funding (Maturity Breakdown)


181-365
8.0%
31-180
10.5%
34.2%
Over 365
0-30
47.3%

(2) Includes demand, savings and time deposits plus debentures, mortgage-backed notes, onlending, borrowings, funds from acceptance and issuance of securities abroad, net of reserve requirements and available funds; (3) The loan portfolio balance does not include financial guarantees provided; (4) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents.

Itaú Unibanco Holding S.A.
page 82

Capital Ratios (BIS) | Prudential Conglomerate 1 In R$millions, end of period 4Q17 3Q17 136,894 Consolidated stockholders’ equity (BACEN) 140,348 Deductions from Core Capital (17,952) (16,634) Core Capital 122,396 120,260 Additional Capital 57 52 Tier I 122,453 120,311 Tier II 19,799 19,791 Referential Equity (Tier I and Tier II) 142,252 140,102 Required Referential Equity 69,995 66,566 ACPRequired 11,351 10,795 719,634 Total Risk-weighted Exposure (RWA) 756,708 Credit Risk-weighted Assets (RWACPAD) 660,516 637,758 Operational Risk-weighted Assets (RWAOPAD) 63,277 63,013 Market Risk-weighted Assets (RWAMINT) 32,915 18,864 Tier I (Core Capital + Additional Capital) 16.2% 16.7% Tier II 2.6% 2.8% BIS (Referential Equity / Total Risk-weighted Exposure) 18.8% 19.5% (1) Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits. Itaú Unibanco Holding S.A. page 83

Capital Ratios

Changes in the Core Capital Ratio



16.7%
0.8%
-0.4%
0.1%
-0.1%
-0.1%
-0.8%
16.2%
Common Equity Tier I Sep-17
Net Income
Dividends, Interest on Own Capital and Shares Buyback
Minority Interests
Intangible
Tax Credits and Tax Loss Carryforwards
Risk-Weighted Assets
Common Equity Tier I Dec-17

Full application of Basel III rules | December 31, 2017



16.2%
-0.7%
15.5%
-0.8%
0.6%
15.3%
-1.8%
13.5%
Common Equity Tier I (CET I) Dec-17
Schedule anticipation impacts 1
CET I with fully loaded Basel III rules
Impact of the investment in XP 2
Additional Tier I 3
Tier I Capital with fully loaded Basel III rules
Additional dividends and interest on own capital reserved in stockholder's equity 4
Tier I Capital with fully loaded Basel III rules after additional Dividends and Interest on own capital reserved in stockholder's equity

(1) Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies, the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.8 nowadays, will be 12.5 in 2019 and the anticipation of deferred tax assets consumption expected for the first quarter of 2018; (2) Estimated impacts based on preliminary information, pending regulatory approval; (3) The impact of 0.6% represents AT1 issuance pro forma information, which is pending regulatory approval to be considered as Capital Tier I; (4) The additional dividends and interest on own capital in the amount of R$13.7 billions reserved in stockholder's equity will be paid on March 7th, 2018. Therefore, the net payout over the recurring net income is 70.6%. Considering the shares bought back in 2017, the net payout over the recurring net income is 83.0%.

Itaú Unibanco Holding S.A.

page 84

Uses of Capital Changes in Capital Requirements Amounts in R$Billion 45 25 44 9.5% 16 13.5% 29 Additional 20 Required 24 Stockholders’ BIS III Increase in Equity Effects RWA in Dec/2008 *Main investments: CorpBanca and REDE. Slide presented at APIMEC – SP meeting on 09/26/2017 Intended 118 15 9 12 13.5% 12.0% 106 Investments* Capital Stockholders’ committed to Equity of Citi and XP controlling party required in June/17 Regulatory Capital ITUB Additional Itaú Unibanco Holding S.A. page 85

Capital Requirement under the Basel Committee, BACEN and ITUB Target Minimum Capital Required ITUB Target Basel II Basel III 15.0% 1.5% 11.0% 11.5% 1.5% 2.0% Subordinated 8.0% 5.5% 1.5% If total capital falls below 11.5%, debt (TII) restrictions will T1= 13.5% Stockholders`equity 4.0% 12.0% start to be applied (CET1) 8.0% T1= 9.5% to the distribution Perpetual of dividends and 5.5% bonus Bonds (AT1) 4.0% T1= CET1 + AT1 2004 2004 2019 2017 (Basel) (BACEN) Deductions 0% 0% 100% 100% Notes: - BACEN requirements do not include the countercyclical capital buffer of 2.5% Itaú Unibanco Holding S.A. page 86

Payout Practice In order to manage capital efficiently, aiming at creating value to our shareholders, we announced through a Material Fact disclosed on September 26, 2017, that we intend to: Maintain the practice of paying dividends and interest on own capital at 35% of net income, however we excluded the maximum limit previously determined at 45%. Set forth, through the Board of Directors, the total amount to be distributed each year considering: • the company’s capitalization level, according to rules issued by the Brazilian Central Bank; • the minimum Tier 1 Capital* of 13.5% determined by the Board of Directors. We highlight that this ratio must be composed of at least 12% of Core Capital; • the profitability in the year; • the expectations of capital use based on the expected business growth, share buyback programs, mergers and acquisitions and regulatory changes that may change capital requirement; • changes in tax legislation. Therefore, the percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the minimum distribution set forth in the Bylaws. * Taking into consideration the full application of Basel III rules, in addition to the impact from the acquisition of the minority interest of 49.9% in XP Investimentos. Itaú Unibanco Holding S.A. page 87

Payout and Share Buyback 32.2% 30.6% 45.0% 0.2% 70.6% 13.9% 4.3% 12.4% 0.0% 20 .0% 40 .0% 60 .0% 80 .0% 10 0.0% 2014 2015 2016 2017 Payout Share Buyback 83.0% 49.3% 44.6% 32.3% Payout * Dividend yield considers payout of 83% and the daily closing price average in 2017. 83.0% 12.4% 49.3% 4.3% 70.6% 45.0% 2016 2017 Share Buyback 2017 Dividend Yield* = 8.0% Itaú Unibanco Holding S.A. page 88

Basel III – Brazilian Phase-in Requirements1 2013 2014 2015 2016 2017 5 2018 5 2019 5 Common Equity Capital Ratio 4.50% 4.50% 4.50% 6.88% to 8.75% 8.00% to 10.50% 5.13% 6.00% to 7.25% (Minimum + Additional) Tier I Capital Ratio 5.50% 5.50% 6.00% 6.63% 7.50% to 8.75% 8.38% to 10.25% 9.50% to 12.00% (Minimum + Additional) Total Capital Ratio 11.00% 11.00% 11.00% 10.50% 10.75% to 12.00% 11.00% to 12.88% 11.50% to 14.00% (Minimum + Additional) Capital Deductions 0.00% 20.00% 40.00% 60.00% 80.00% 100.00% 100.00% 2015 2016 2017 2018 2019 Common Equity Capital Ratio 4.50% 4.50% 4.50% 4.50% 4.50% Tier I 6.00% 6.00% 6.00% 6.00% 6.00% Total Capital 11.00% 9.88% 9.25% 8.63% 8.00% Additional Common Equity Tier I (ACP) ² 0.00% 0.63% 1.50% 2.38% 3.50% Conservation 0.00% 0.63% 1.25% 1.88% 2.50% Countercyclical ³ 0.00% 0.00% 0.00% 0.00% 0.00% Domestic systemic importance 0.00% 0.00% 0.25% 0.50% 1.00% Common Equity Tier I + ACP 4 4.50% 5.13% 6.00% 6.88% 8.00% Total Capital + ACP 11.00% 10.50% 10.75% 11.00% 11.50% Prudential adjustments deductions 40.00% 60.00% 80.00% 100.00% 100.00% (1) Source: Brazilian Central Bank; (2) On Oct. 29, 2015, the Brazilian Central Bank released the additional capital requirements through Resolution No. 4,443 and Circulars No. 3,768 and No. 3,769; (3) According to Circular Bacen nº 3,769 and Bacen Policy statement 31,478/17 the current ACP countercyclical requirement is zero; (4) Percentages valid for banks with Total exposure/GDP equal to or greater than 10% and less than 50% as established in Circular Bacen 3,768; (5) The range considers the activation or not of the ACP countercyclical by the Brazilian Central Bank. Itaú Unibanco Holding S.A. page 89

Ratings

FitchRatings

International						National	
Viability	Support	Local Currency		Foreign Currency			
		Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
bb+	3	BB+	B	BB+	B	AAA (bra)	F1+ (bra)

Moody's

International				National	
Subordinated Debt Foreign Currency	Senior Unsecured Debt Foreign Currency	Issuer Local Currency		Issuer	
Long Term	Long Term	Long Term	Short Term	Long Term	Short Term
(P) Ba3	(P) Ba3	Ba3	NP	A1. br	BR-1

Standard &Poor's

International				National	
Local Currency		Foreign Currency			
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
BB-	B	BB-	B	brAA-	brA-1

Itaú Unibanco Holding S.A.

page 90

2017 Forecast Consolidated Forecast 1 Actual Total Credit Portfolio 3 From 0.0% to 4.0% -0.8% Financial Margin with Clients 4 From -4.2% to -0.8% -4.7% (ex-Impairment and Discounts Granted) Cost of Credit 5 Between R$15.5 bn R$17.9 bn and R$18.0 bn Commissions and Fees and Result from From 0.5% to 4.5% 5.2% Insurance Operations 6 Brazil 2 Forecast 1 Actual From -2.0% to 2.0% -3.2% From -5.2% to -1.8% -4.4% Between R$13.5 bn R$15.8 bn and R$16.0 bn From 0.0% to 4.0% 5.2% Non-Interest Expenses From 1.5% to 4.5% 0.3% From 3.0% to 6.0% 0.9% (1) Considers USD-BRL exchange rate at R$3.50 in Dec-17; (2) Includes units abroad ex-Latin America; (3) Includes financial guarantees provided and corporate securities; (4) The evolution of the Financial Margin with Clients also considers the reclassification of Discounts Granted to the Cost of Credit line in 2016; (5) Composed of Result from Loan Losses, Impairment and Discounts Granted; (6) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses. Itaú Unibanco Holding S.A. page 91

2018 Forecast 2018 forecast considers Citibank’s retail operations. Therefore, 2017 income statement basis for 2018 forecast must consider Citibank’s figures in all lines of the income statement and also in the credit portfolio.* Consolidated Brazil 1 Total Credit Portfolio 2 From 4.0% to 7.0% From 4.0% to 7.0% Financial Margin with Clients From -0.5% to 3.0% From -1.0% to 2.5% Financial Margin with the Market Between R$4.3 bn and R$5.3 bn Between R$3.3 bn and R$4.3 bn Cost of Credit 3 Between R$12.0 bn and R$16.0 bn Between R$10.5 bn and R$14.5 bn Commissions and Fees and Result from From 5.5% to 8.5% From 6.5% to 9.5% Insurance Operations 4 Non-Interest Expenses From 0.5% to 3.5% From 0.5% to 3.5% Effective Tax Rate 5 From 33.5% to 35.5% From 34.0% to 36.0% (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses; (5) Considers the constitution of new deferred tax assets at the rate of 40%. (*) For further details, please refer to page 14 of the 4Q17 Management Discussion & Analysis. Itaú Unibanco Holding S.A. page 92

Basis for 2018 Forecast

We present below the income statement that includes the result from Citibank's operation in each of its accounts and its corresponding loan portfolio. This income statement is the basis for the 2018 forecast.

Managerial Income Statement - with Citibank

In R$ millions	2017
Managerial Financial Margin	**68,510**
Financial Margin with Clients	62,223
Financial Margin with the Market	6,287
Cost of Credit	**(18,002)**
Provision for Loan Losses	(19,105)
Impairment	(1,094)
Discounts Granted	(1,106)
Recovery of Loans Written Off as Losses	3,303
Net Result from Financial Operations	**50,508**
Other Operating Income/(Expenses)	**(14,263)**
Commissions and Fees	33,014
Result from Insurance, Pension Plan and Premium Bonds Operations	6,256
Non-interest Expenses	(47,045)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(6,489)
Income before Tax and Minority Interests	**36,245**
Income Tax and Social Contribution	**(11,294)**
Minority Interests in Subsidiaries	**(71)**
Recurring Net Income	**24,879**

Credit Portfolio - with Citibank

In R$ billions, end of period	4Q17
Individuals	**191.5**
Credit Card Loans	66.9
Personal Loans	26.4
Payroll Loans	44.4
Vehicle Loans	14.1
Mortgage Loans	39.7
Companies	**226.9**
Corporate Loans	165.1
Very Small, Small and Middle Market Loans	61.9
Corporate Securities	36.0
Total Brazil with Financial Guarantees Provided and Corporate Securities	**454.5**
Latin America	**145.6**
Argentina	8.2
Chile	96.7
Colombia	25.8
Paraguay	6.3
Panama	0.8
Uruguay	7.8
Total with Financial Guarantees Provided and Corporate Securities	**600.1**

Itaú Unibanco Holding S.A.

page 93

5 Information Technology

Digital Transformation Digital Evolution Technology represents the backbone of our evolution. The development of more than 1500 APIs (application programming interface), which allow for the creation of an application with 96% reuse; taking part in 100% of the blockchain applications being developed in Brazil to improve the financial market; and the consolidation of a private cloud that already runs dozen applications (internal systems) of the bank are some of the results of this digital transformation. Our digital transformation takes place through three pillars: People Techies are being added up to the traditional professionals. This evolution has been exponential in the organization: in the last two years only, the presence of techies in Itaú Unibanco has increased 13 times. Technology The technology department became fundamental for creating transformation solutions. Therefore, it is possible to capture the exponential evolution of technologies, increase the frequency of innovations and disruptions and promote shorter delivery cycles. Customer Centricity A new philosophy of bank concept. We have adopted a customer-centric strategy. In this context, information from the interaction of clients with the bank are important inputs for creating products and services to meet their actual needs. Itaú Unibanco Holding S.A. page 95

Digital Transformation | Evolution of Digital Branches Personnalité Clients (in thousands) 338 432 527 2015 2016 2017 Personnalité Branches Uniclass Clients (in thousands) 1,300 1,500 800 2015 2016 2017 Uniclass Branches 51 63 79 72 79 43 2015 2016 2017 7:00am-12:00pm 8:00am-10:00pm 2015 2016 2017 Itaú Unibanco Holding S.A. page 96

6 Itaú Unibanco in Capital Markets

Non-voting Shares (ITUB4) Appreciation Evolution of R$100 invested on the day before the announcement of the merger (October 31, 2008) to December 31, 2017 Annual Average Appreciation Itaú Uniabnco (1) Itaú Unibanco (2) Ibovespa (3) CDI (4) Since Itaú and Unibanco merger 16.9% 12.5% 8.1% 39.4% 5 years 18.2% 13.3% 4.6% 11.0% 12 months 30.6% 25.8% 26.9% 9.8% 418 294 249 205 Oct-08 2009 2010 2011 2012 2013 2014 2015 2016 20172017 (1) With dividends reinvestment (2) Without dividends reinvestment (3) Ibovespa Index (4) CDI Itaú Unibanco Holding S.A. page 98

7 Sustainability

Sustainability Timeline Sustainability Sustainability at the board of directors’ Committee Strategy (officers level) Committee Sustainability Creation of Superior Ethics and Governance operating Sustainability (executive level) committees Committee Itaú Unibanco Merger 2000 2005 2007 2008 2010 2013 2014 2016 2017 First cell for analysis of environmental and social risks Central Bank Regulation Sustainable Revision of the performance in sustainability corporate vision strategy Itaú Unibanco Holding S.A. pg. 100

Sustainable Performance Sustainable Performance Society Shareholders Generating shared value Clients Customer Satisfaction Employees Pride of belonging Our Vision Is to be the leading bank in sustainable performance and customer satisfaction Sustainable Performance means creating shared values for employees, clients, shareholders and society, so as to ensure the longevity of our business

Corporate Sustainability Governance Board level Definition and monitoring of Board of Directors the sustainability strategy Members of the Board of Directors Strategy Committee Members of the Board of Directors Executive level Integration of challenges and trends into businesses Superior Ethics and Sustainability Committee Members of the Executive Committee Officers level Decision on and prioritization Sustainability of projects Committee Periodicity: annual Periodicity: semi-annual Operating level Management of projects by specific topics Members: Officers of areas involved in the sustainability agenda Working Groups Members: Executives of areas involved in sustainability projects Periodicity: bimonthly Diversity Ecoefficiency Investment Insurance Reporting Financial Education Latam Wholesale and Retail Products Committees Meets on a weekly basis to consider changes to existing products and new products and services. The sustainability team assesses and suggests adjustments to ensure that they are aligned with financial education, transparency and environmental and social risks. Environmental and Social Risk Committee Meets on a quarterly basis and is responsible for suggesting institutional positions on internal procedures and exposure to the environmental and social risk. Itaú Unibanco Holding S.A. page 102

Sustainability Strategy The sustainability strategy was defined from workshops, interviews and panels with internal and external stakeholders Be the leading bank in sustainable performance and customer satisfaction Financial Education Understand people´s needs to offer knowledge and appropriate financial solutions, contributing for individuals and companies to have a healthy relationship with money Social-environmental Risks and Opportunities Search business opportunities and manage environmental risk, considering market trends, regulations, customer demands and society Dialog and Transparency Build long-term relations based on trust to improve our business and generate shared value Itaú Unibanco Holding S.A. page 103

Dialogue and Transparency | Engagement Organizations and commitments that are sources of knowledge and trends Integrity and Ethics Responsible Bank Sustainable Development Climate Change Reporting and Transparency Diversity Itaú Unibanco Holding S.A. page 104

Transparency with the Market | Reporting Consolidated Annual Report Form 20-F Sustainability Report SEC + GRI MTN Program Medium-Term Note Recognitions Integrated Report First Brazilian financial institution to publish it voluntarily. Presentation of the results from 6 capitals: financial, social and relationship, human, intellectual, manufactured and natural. Only Latin American bank to be part of the index since its creation (1999). Leader in Transparency since 2014 Part of the index since its creation in 2005. Part of the ICO2 portfolio since its inception in 2010 Part of the index since 2015. Part of the Index portfolio since its second edition in 2016 Itaú Unibanco Holding S.A. page 105

Employees | Profile

87,711 Employees[1]

60% 40%

50.7% of **management positions** are held by **women**

20.6% of employees are **blacks**

3.1% are **apprentices**

4.5% of employees are **disabled persons**

(1) Employees who were active in December 2016, in Brazil and abroad from companies managed by the human resources department

Organizational Climate

Confidential annual surveys that measure the employees' satisfaction with the workplace and people management practices.

	2014	2015	2016
Overall Satisfaction Rate	80%	82%	85%

This climate survey is based on an international methodology survey developed by *Great Place to Work.* The results are evaluated by the areas' employees and managers, who are encouraged to develop action plans to address the reported complaints.

Diversity boosts our innovation capacity and reputational capital

Key guidelines of our positioning on diversity:

- Implementation of policies and awareness-raising projects.
- Fair competitiveness in the face of differences.
- Heterogeneity in the organization.

Women's Health Program

Benefits to pregnants and women returning to work after maternity leave.

- course on nutrition and first aid
- nurse visit after delivery
- additional maternity leave of 60 days and reduced workload in the first month for readaptation purposes
- space for expressing breast milk in the workplace

Results of the Program

98% of the employees who returned from maternity leave between 2015 and 2016 remained in their jobs for at least 12 months.

Itaú Unibanco Holding S.A.

page 106

Employees | Management Cycle

Attraction and Selection

Special Talent Programs

Internship: 3,982 people recruited in 2016. Retention rate: 53%.*

Trainees: 123 trainees recruited in 2016. Retention rate: 97%* of the 2015 group

Turnover

General Turnover		
2014	2015	2016
10.9%	10.6%	10.4%

Since 2009 among the Best Companies to Work For, according to Brazil's main publications (Você S/A, Época and Valor Carreira magazines).

Training and Development

Itaú Unibanco Business School

Amounts invested in training programs (millions of reais)



109
128
131
2014
2015
2016

Career management

Internal recruiting program that allows career changing. In 2016, 1,957 employees were transferred.

Performance Assessment

Performance Management

Based on meritocracy, we make an annual analysis of the results and behavioral aspects of each employee.



behavioral
results

Strategic People Planning

Joint discussion on career planning (Development Committee) and feedbacks.

Compensation and Benefits

Fixed Compensation

In 2016, it amounted to approximately R$ 14 billion (plus charges and benefits). Salary adjustments by means of promotion, merit, and collective bargaining agreements.

Variable Compensation

Long-term incentives based on the offer of preferred shares for leading positions.

Inclusion of social and environmental criteria in the targets of employees and management members.

Benefits

Examples: meal voucher, education sponsorship, transportation voucher.

*calculation based Those hired in 2014 with internship contract expiring in 2016. Those hired in 2015 with expected course conclusion in 2016. Those hired in 2016 with expected course/ internship conclusion in 2016

Itaú Unibanco Holding S.A.

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Financial Education | Initiatives Enable a real achievement Preventive Work Financial guidance with clients prone to delinquency by means of the offer of credit that is more appropriate to their needs. Training programs Expansion of financial guidance in all training programs of the commercial area. Financial Education Program for People in Debt In 2016, we developed financial education courses to people in debt on a partner digital platform. Empower the best choices Financial Education Program for employees in 2015 and 2016 35,000 employees trained online. 16,000 outsourced employees trained online. 1,700 participants in in-person courses. 2,500 employees served by the financial advisory program. Financial Education Program for client companies in 2016. 504 talks given. 23,000 clients impacted. Promote the theme in society Digital platform content 21 million views since 2014. Merchandising 55 million people impacted “Mito ou Verdade Itaú” (Myth or Truth – Itaú) showed in “Caldeirão do Huck” TV program. Financial guidance campaigns 42 million views in the networks of the Vida Real (Real Life) web series in 2016. Volunteering Program Since 2014, 1,000 working volunteers and 6,000 people impacted. Our goal for 2018 is to involve 3,000 volunteers. Itaú Unibanco Holding S.A. page 108

Integration of ESG into businesses 1 Governance Policies Sustainability and environmental and social responsibility policy Environmental and social risk policy Committees Sustainability committee Environmental and social risk committee Operational committees (Internal Management, Investment, Reporting, and Financial Education) 2 Processes Analysis methodologies Based on the principles of relevance and proportionality Engagement Engagement of institutions that are relevant for building knowledge Studies Development of studies in conjunction with institutions in the sector Training programs Training of teams on environmental and social issues and training to all employees on the sustainability and policy concepts 3 Compliance Role of the compliance area Measure the quality of the process and exposure to risk, all areas are monitored for adherence to policies, and the results are reported to the committees Regulatory bodies External assessments by regulatory bodies A signatory A signatory A since 2008 since 2004 signatory since 2012 Itaú Unibanco Holding S.A. page 109